UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐             No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2010, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on June 30, 2011 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report as Annex A. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in note 2 to the 2010 audited financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated December 22, 2010, relating to its U.S. $22,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On November 25, 2011, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 14.2542 = U.S. $1.00.

Selected Financial Data

The selected financial data as of September 30, 2011 and for the nine-month periods ended September 30, 2010 and 2011 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX as of September 30, 2011 and for the nine-month periods ended September 30, 2010 and 2011, which are included in this report as Annex A. The unaudited condensed consolidated interim financial statements as of September 30, 2011 and for the nine-month periods ended September 30, 2010 and 2011 were prepared in accordance with Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or Mexican FRS or NIFs).

Pursuant to Financial Reporting Standard (FRS) B-10 “Effects of Inflation” (which we refer to as FRS B-10) commencing January 1, 2008, we no longer use inflation accounting unless the economic environment in which we operate qualifies as “inflationary,” as defined by Mexican FRS. Because the economic environment in the three-year periods ended December 31, 2008, 2009 and 2010 did not qualify as inflationary, we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2010 or our unaudited condensed consolidated interim financial statements as of September 30, 2011 and for the nine-month periods ended September 30, 2010 and 2011. As a result, amounts in this report are presented in nominal terms; however, such amounts do reflect inflationary effects recognized up to December 31, 2007. See note 3(a) to our 2010 audited consolidated financial statements included in the Form 20-F for a summary of the effects of the adoption of FRS B-10 and notes 3(h), 3(p) and 3(v) to our 2010 consolidated financial statements included in the Form 20-F for a discussion of the inflation accounting rules applied prior to the adoption of FRS B-10.

Mexican FRS differs in certain significant respects from United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP). The financial data as of and for the nine-month periods ended September 30, 2010 and 2011 will not be reconciled to U.S. GAAP. However, the results of operations under U.S. GAAP will be different from those under Mexican FRS.

Selected Financial Data of PEMEX

	At or for the nine months ended September 30,(1)
	2010	2011
	(Unaudited; in millions of pesos)
Statement of Operations Data
Amounts in accordance with Mexican FRS:
Total revenues from sales and services(2)	Ps. 939,017	Ps. 1,138,146
Operating income	413,510	506,185
Comprehensive financing result, net	(9,624)	(61,794)
Net loss for the period	(21,420)	(67,658)
Balance Sheet Data (end of period)
Amounts in accordance with Mexican FRS:
Cash and cash equivalents	n.a.	128,297
Total assets	n.a.	1,472,095
Long-term debt	n.a.	616,955
Total long-term liabilities	n.a.	1,400,679
Total deficit	n.a.	(177,338)
Statement of Cash Flows Data
Amounts in accordance with Mexican FRS:
Depreciation and amortization	70,422	70,934
Acquisitions of fixed assets	125,067	104,495

Note: n.a. = not applicable.

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies.
(2)	Net Sales include the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, which we refer to as the IEPS tax) as part of the sales price of the products sold. However, the IEPS tax rate was negative in the nine-month periods ended September 30, 2010 and 2011, resulting in no IEPS tax payable during each of those periods.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at September 30, 2011, as calculated in accordance with Mexican FRS.

	At September 30, 2011(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps. 515,988	U.S. $38,444
Long-term domestic debt	100,967	7,523

Total long-term debt(3)	616,955	45,967

Certificates of Contribution “A”(4)	96,958	7,224
Mexican Government increase in equity of subsidiary entities	180,382	13,440
Legal reserve	988	74
Donation surplus	3,587	267
Other comprehensive income	8,359	623
Accumulated losses from prior years	(399,954)	(29,799)
Net loss for the period	(67,658)	(5,041)

Total deficit	(177,338)	(13,213)

Total capitalization	Ps. 439,617	U.S. $32,754

Note: Numbers may not total due to rounding.

(1)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.4217 = U.S. $1.00 at September 30, 2011. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since September 30, 2011, except for PEMEX’s undertaking of new financings disclosed under “Liquidity and Capital Resources—Financing Activities” in this report.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 106,504 million (U.S. $7,935 million) as of September 30, 2011.
(4)	Equity instruments held by the Mexican Government.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Information on the Company

Acquisition of Repsol Shares

On August 29, 2011, we, together with P.M.I. Holdings, B.V., entered into a shareholder voting agreement with Sacyr Vallehermoso, S.A., the largest shareholder of Repsol YPF, S.A. (which we refer to as Repsol). During the period of August 29 to September 2, 2011, P.M.I. Holdings, B.V., pursuant to its obligations under this shareholder voting agreement, acquired a total of 56,377,090 shares of Repsol which, together with 827,150 shares bought on July 13, 2011, represents 4.69% of the share capital of Repsol and increases our overall voting and economic rights in Repsol to 9.492%. In order to finance this acquisition, on September 1, 2011, P.M.I. Holdings, B.V. entered into a variable Pre-Paid Forward Transaction with three financial institutions on a total of 57,204,240 shares of Repsol. The net proceeds of the Variable Pre-Paid Forward Transaction totaled €1.1 billion, which financed approximately 70% of the aggregate value of the Repsol shares acquired by P.M.I. Holdings, B.V. in August and September 2011. The amount outstanding under the Variable Pre-Paid Forward Transaction will amortize in three equal annual installments due on the first through third anniversary dates of the transaction.

In addition, pursuant to the shareholder voting agreement, we (together with P.M.I. Holdings, B.V.) and Sacyr Vallehermoso, S.A. have agreed to vote together on any significant decisions affecting Repsol (including voting on appointments to the Board of Directors) in the manner agreed upon prior to or during the applicable shareholder meeting. Our aggregate voting rights, jointly with those of Sacyr Vallehermoso, S.A. represent approximately 29.5% of Repsol’s voting rights.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—First Nine Months of 2011 Compared to First Nine Months of 2010

The unaudited condensed consolidated interim financial information set forth below was prepared in accordance with Mexican FRS and was not reconciled to United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP). This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report as Annex A.

	Nine months ended September 30,
	2010(1)		2011(1)(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	507,706	Ps.	576,866	U.S. $	42,980
Export		427,116		557,200		41,515
Services income		4,195		4,080		304

Total revenues		939,017		1,138,146		84,799
Costs of sales		450,628		558,151		41,586
General expenses		74,879		73,811		5,499
Operating income		413,510		506,185		37,714
Other revenues, net(3)		58,819		119,442		8,899
Comprehensive financing result(4)		(9,624)		(61,794)		(4,604)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others		369		1,045		78

Income before taxes and duties		463,074		564,878		42,087
Taxes and duties		484,495		632,536		47,128

Net loss for the period	Ps.	(21,420)	Ps.	(67,658)	U.S. $	(5,041)

Note: Numbers may not total due to rounding.

(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.4217 = U.S. $1.00 at September 30, 2011. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the credit attributable to the IEPS tax in the first nine months of 2010 and 2011, when the IEPS tax rate was negative.
(4)	Includes exchange rate gains in the amount of Ps. 15,865 million in the first nine months of 2010 and exchange rate losses in the amount of Ps. 39,538 million in the first nine months of 2011.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Revenues

Total revenues increased by 21.2% in the first nine months of 2011, from Ps. 939.0 billion in the first nine months of 2010 to Ps. 1,138.1 billion in the first nine months of 2011. The increase in total sales resulted primarily from higher crude oil and petroleum product prices.

Domestic Sales

Domestic sales increased by 13.6% in the first nine months of 2011, from Ps. 507.7 billion in the first nine months of 2010 to Ps. 576.9 billion in the first nine months of 2011, primarily due to increased domestic sales of gasoline, diesel, fuel oil, jet fuel and petrochemical products, which were only partially offset by decreases in domestic sales of natural gas.

Domestic sales of petroleum products increased by 15.8% in the first nine months of 2011, from Ps. 430.1 billion in the first nine months of 2010 to Ps. 498.2 billion in the first nine months of 2011, primarily due to higher sales prices and greater volumes of sales of fuel oil and diesel.

Domestic sales of dry natural gas decreased by 5.8% in the first nine months of 2011, from Ps. 53.8 billion in the first nine months of 2010 to Ps. 50.7 billion in the first nine months of 2011, primarily due to lower natural gas prices, which offset a greater volume of domestic sales.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 17.6%, from Ps. 23.8 billion in the first nine months of 2010 to Ps. 28.0 billion in the first nine months of 2011, primarily due to higher reference prices and a greater volume of petrochemical products sold by Pemex during the period.

Export Sales

Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 30.5%, from Ps. 427.1 billion in the first nine months of 2010 to Ps. 557.2 billion in the first nine months of 2011, primarily due to higher crude oil prices and a 1.7% increase in the volume of crude oil exports.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates (which we refer to as the PMI Group), export sales by the subsidiary entities to the PMI Group and third parties increased by 34.3%, from Ps. 367.9 billion in the first nine months of 2010 to Ps. 494.2 billion in the first nine months of 2011. In dollar terms, excluding the trading activities of the PMI Group, total export sales increased by 41.7%, from U.S. $29.0 billion in the first nine months of 2010 to U.S. $41.1 billion in the first nine months of 2011.

Crude oil and condensate export sales accounted for 88.8% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2011, as compared to 87.0% in the first nine months of 2010. Crude oil and condensate export sales increased in peso terms by 37.2%, from Ps. 320.0 billion in the first nine months of 2010 to Ps. 438.9 billion in the first nine months of 2011, primarily due to a 42.4% increase in the weighted average export price of the Mexican crude oil basket, from U.S. $70.15 per barrel in the first nine months of 2010 to U.S. $99.87 in the first nine months of 2011. The volume of crude oil exports increased by 1.7%, from 1,315 thousand barrels per day in the first nine months of 2010 to 1,337 thousand barrels per day in the first nine months of 2011.

Export sales of petroleum products represented 10.7% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2011, as compared to 12.2% in the first nine months of 2010. Export sales of petroleum products increased by 17.6%, from Ps. 45.0 billion in the first nine months of 2010 to Ps. 52.9 billion in the first nine months of 2011, primarily due to increases in the average export prices of petroleum product exports, which more than offset declines in the volume of exports of most petroleum products.

Export sales of natural gas represented 0.02% of total export sales (excluding the trading activities of the PMI Group) in the first nine months of 2011, as compared to 0.1% in the first nine months of 2010. Export sales of natural gas decreased by 80.0%, from Ps. 0.4 billion in the first nine months of 2010 to Ps. 0.08 billion in the first nine months of 2011, due primarily to a decline in the volume of exports.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2010 and 2011 (0.7% and 0.5%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased from Ps. 2.5 billion in the first nine months of 2010 to Ps. 2.4 billion in the first nine months of 2011.

Services Income

Services income decreased by 2.4% in the first nine months of 2011, from Ps. 4.2 billion in the first nine months of 2010 to Ps. 4.1 billion in the first nine months of 2011, mainly as a result of a decrease in the amount of freight services provided to third parties by Pemex-Refining.

Costs of Sales

Costs of sales increased by 23.9%, from Ps. 450.6 billion in the first nine months of 2010 to Ps. 558.2 billion in the first nine months of 2011. This increase was primarily due to (i) an increase in the price of purchases of imported products to be sold in Mexico, primarily gasoline, inputs for the production of ultra low sulfur (ULS) products and diesel, due to higher hydrocarbon and derivatives prices; (ii) an increase in operating expenses due to increases in the cost of personal services, materials, services payable to third parties and insurance, and guarantee letters; and (iii) increases in exploration and preservation and maintenance expenses. These factors were partially offset by decreases in the net cost of employee benefits during the period.

Total General Expenses

Total general expenses decreased by 1.5%, from Ps. 74.9 billion in the first nine months of 2010 to Ps. 73.8 billion in the first nine months of 2011. This decrease was primarily due to a 3.2%, or Ps. 1.6 billion, decrease in administrative expenses, which outweighed a 2.4%, or Ps. 0.6 billion, increase in transportation and distribution expenses.

Other Revenues, Net

Other revenues, net, increased by Ps. 60.6 billion, or 103.1%, from net revenues of Ps. 58.8 billion in the first nine months of 2010 to net revenues of Ps. 119.4 billion in the first nine months of 2011, primarily due to a larger IEPS tax credit, which amounted to Ps. 123.3 billion in the first nine months of 2011, as compared to Ps. 57.4 billion in the first nine months of 2010.

Comprehensive Financing Result

Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense and foreign exchange gain or loss. A substantial portion of our indebtedness (65.0% as of September 30, 2011) is denominated in U.S. dollars, so a depreciation of the Mexican peso against the U.S. dollar results in a foreign exchange loss and greater peso-denominated interest expense.

Our expenses associated with comprehensive financing result increased by Ps. 52.2 billion, from Ps. 9.6 billion in the first nine months of 2010 to Ps. 61.8 billion in the first nine months of 2011. The increase was primarily due to a Ps. 55.4 billion increase in our foreign currency exchange loss, which amounted to Ps. 39.5 billion in the first nine months of 2011, as contrasted with a net gain of Ps. 15.9 billion in the first nine months of 2010, due to the depreciation of the Mexican peso against the U.S. dollar during the first nine months of 2011. This was offset by a Ps. 3.2 billion decrease in our net interest expense (including the expense associated with financial products) during the first nine months of 2011, as compared to the first nine months of 2010, primarily as a result of lower net unrealized losses on derivative financial instruments treated as non-hedges in the first nine months of 2011 as compared to the first nine months of 2010.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes paid increased by 30.5%, from Ps. 484.5 billion in the first nine months of 2010 to Ps. 632.5 billion in the first nine months of 2011, largely due to higher international crude oil prices. The weighted average price of the Mexican crude oil basket increased by 42.4%, from U.S. $70.15 per barrel in the first nine months of 2010 to U.S. $99.87 per barrel in the same period of 2011. Taxes and duties represented 55.6% of total revenues from sales and services in the first nine months of 2011, as compared to 51.6% in the first nine months of 2010, because PEMEX’s effective rate of taxes and duties increases as oil prices increase.

Net Loss

In the first nine months of 2011, we reported a net loss of Ps. 67.7 billion (U.S. $5.0 billion) on Ps. 1,138.1 billion in total revenues, as compared to a net loss of Ps. 21.4 billion on Ps. 939.0 billion in total revenues in the first nine months of 2010. This increase in net loss is primarily explained by our foreign exchange losses and the 30.6% increase in our taxes and duties.

Liquidity and Capital Resources

Cash Flows from Operating, Financing and Investing Activities

During the first nine months of 2011, under Mexican FRS, net funds provided by operating activities, determined on a cash flow basis, totaled Ps. 134.5 billion, as compared to Ps. 99.8 billion in the first nine months of 2010. Net income before taxes and duties totaled Ps. 564.9 billion in the first nine months of 2011, as compared to net income before taxes and duties of Ps. 463.1 billion in the first nine months of 2010. Our net cash flows from financing activities were negative Ps. 18.7 billion in the first nine months of 2011, as compared to Ps. 0.8 billion in the first nine months of 2010, because our debt repayments and interest payments exceeded the proceeds of new financings in the first nine months of 2011. During the first nine months of 2011, we applied net funds of
Ps. 104.5 billion to net investments in fixed assets, as compared to our application of net funds of Ps. 125.1 billion to net investments in fixed assets in the first nine months of 2010.

At September 30, 2011, our cash and cash equivalents totaled Ps. 128.3 billion, as compared to Ps. 133.7 billion at December 31, 2010.

Commitments for Capital Expenditures and Sources of Funding

A number of our financing agreements contain restrictions on (i) our ability to create liens on our assets to secure external indebtedness, subject to certain exceptions; (ii) our ability to enter into forward sales of crude oil or natural gas, receivables financings and advance payment arrangements, subject to certain baskets; and (iii) our ability to merge or consolidate with other entities or to sell all or substantially all of our assets. In addition, a number of our financing agreements contain events of default, including an event of default if the Mexican Government ceases to control Petróleos Mexicanos, or if Petróleos Mexicanos or any of Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals ceases to have the exclusive right and authority to conduct the petroleum industry on behalf of Mexico. At September 30, 2011 and as of the date of this report, we were not in default on any of our financing agreements.

Recent Financing Activities

During the period from July 1 to September 30, 2011, Petróleos Mexicanos obtained U.S. $81,805,428 in nominal terms in loans made or guaranteed by various international export credit agencies for use in financing our projects.

In addition, PEMEX has participated in the following financing activities from July 1 to September 30, 2011:

•

On July 26, 2011, Petróleos Mexicanos issued U.S. $1,000,000,000 of its 5.50% Notes due 2021. The issuance was a reopening, and the notes were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C.

•

On September 1, 2011, P.M.I. Holdings, B.V. entered into a syndicated credit facility in the amount of €799.3 million, at an interest rate of 5.37%, which matures in August 2014. The objective of this credit was to finance part of the acquisition of Repsol shares acquired by P.M.I. Holdings, B.V.

•	On September 9, 2011, P.M.I. Holdings B.V. entered into a Ps. $50,000,000 credit line with an interest rate of 4.91%, which matured on November 8, 2011.

On June 15, 2011, PMI Trading and P.M.I. Holdings, B.V. entered into a new syndicated revolving credit line in the amount of U.S. $1,000,000,000 with international banks and Credit Agricole CIB, as administrative agent. From June 15, 2011 to September 30, 2011, P.M.I. Holdings, B.V. borrowed an aggregate amount of U.S. $2,905,000,000 and repaid an aggregate amount of U.S. $1,905,000,000 under this facility. As of September 30, 2011, the aggregate amount outstanding under this facility was U.S. $1,000,000,000. There have been no additional borrowings under this facility since September 30, 2011.

During the first nine months of 2011, PMI Trading borrowed and repaid an aggregate amount of U.S. $2,689,000,000 under its U.S. $500,000,000 syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. The objective of this U.S. $500,000,000 credit line is to finance the trading activities of PMI Trading. As of September 30, 2011, there are no amounts outstanding under this facility.

In addition, PEMEX has participated in the following financing activities from October 1 to November 14, 2011:

•

On October 2, 2011, Petróleos Mexicanos issued, in the domestic Mexican market, approximately Ps. 10,000,000,000 of certificados bursátiles (publicly traded notes) in two tranches: one at a variable rate for Ps. 7,000,000,000, which matures in 2017, and the second at a variable rate for Ps. 2,999,999,903, which matures in 2021. The notes were issued under Petróleos Mexicanos’ Ps. 200,000,000,000 Notes Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On October 18, 2011, Petróleos Mexicanos issued U.S. $1,250,000,000 of its 6.500% Bonds due 2041. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C.

Other Transactions

On October 4, 2011, Petróleos Mexicanos issued U.S. $964,340,000 of 5.50% Notes due 2021 and U.S. $1,229,880,000 of 6.500% Bonds due 2041 in exchange for an equal principal amount of its outstanding 5.50% Notes due 2021 and 6.500% Bonds due 2041, respectively, in an SEC-registered exchange offer.

Indebtedness

As of September 30, 2011, our total indebtedness, excluding accrued interest, was U.S. $53.4 billion, U.S. $46.0 billion of which was long-term debt and U.S. $7.4 billion of which was short-term debt. Approximately 40.5% of our total indebtedness as of September 30, 2011 accrues interest at variable rates.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Nine months ended September 30,
	2010	2011
Operating Highlights
Production
Crude oil (tbpd)	2,567	2,525
Natural gas (mmcfpd)	7,155	6,501
Petroleum products (tbpd)	1,422	1,368
Petrochemicals (mt)(1)	6,781	6,237

Average crude oil exports (tbpd)
Olmeca	208	207
Isthmus	55	98
Maya(2)	1,051	1,033

Total(3)	1,315	1,337

Value of crude oil exports (value in millions of U.S. dollars)(3)	U.S. $25,217	U.S. $36,465

Average PEMEX crude oil export prices per barrel(4)
Olmeca	U.S. $ 77.63	U.S. $109.16
Isthmus	75.32	105.54
Maya	68.53	97.51
Weighted average price(5)	70.15	99.87

Monthly average West Texas Intermediate crude oil average price per barrel(6)	U.S. $ 77.54	U.S. $ 95.39

Notes:	Numbers may not total due to rounding.
tbpd = thousands of barrels per day mmcfpd = millions of cubic feet per day mt = thousands of tons

(1)	Excludes ethane and butane gases.
(2)	Subject to adjustment to reflect the percentage of water in each shipment.
(3)	The volume and value of crude oil exports reflects customary adjustments by PMI to reflect the percentage of water in each shipment.
(4)	Average price during period indicated based on billed amounts.
(5)	On November 28, 2011, the weighted average price of PEMEX’s crude oil export mix was U.S. $106.04 per barrel.
(6)	On November 28, 2011, the West Texas Intermediate crude oil spot price was U.S. $97.65 per barrel.

Source: Petróleos Mexicanos.

Crude oil production decreased by 1.6% in the first nine months of 2011, from 2,567 thousand barrels per day in the first nine months of 2010 to 2,525 thousand barrels per day in the first nine months of 2011, primarily due to (i) delays in the completion of wells at Cantarell; (ii) maintenance of the Yuum K’ak Naab floating production storage and offloading unit (FPSO); (iii) unfavorable weather conditions caused by Tropical Storm Nate; (iv) a decline in production at the Antonio J. Bermúdez and Jujo-Tecominoacan projects in the Southern Region; and (v) the increase of the oil-gas contact zone of the Ixtal-Manik and Caan projects in the Southwestern Region. These factors were partially offset by (i) an increase in production at the Aceite Terciario del Golfo (ATG) project; and (ii) increases in the production of light and extra-light crude oil in the Ogarrio-Magallanes, Delta del Grijalva and Yaxche projects.

Natural gas production decreased by 9.1% in the first nine months of 2011, from 7,155 million cubic feet per day in the first nine months of 2010 to 6,501 million cubic feet per day in the first nine months of 2011. This decrease was a result of:

•

a decrease in associated gas production due to a natural decline in production from fields in the Southern region and Cantarell in the Northeastern Marine region. This decrease was partially offset by an increase in production in the Litoral de Tabasco business unit in the Southwestern Marine region, as well as in the ATG business unit in the Northern Region.

•

a decrease in non-associated gas production, due to a natural decline in the production of fields in the Veracruz business unit, as well as to a decrease in production at the Burgos business unit as a result of reduced drilling activities.

Production of petroleum products decreased by 3.8% in the first nine months of 2011, from 1,422 thousand barrels per day in the first nine months of 2010 to 1,368 barrels per day in the first nine months of 2011. This decrease was primarily as a result of reduced crude oil processing due to scheduled and non-scheduled maintenance and to service outages, including: (i) an accident at the hydrodesulphurization gas oil plant at the Cadereyta refinery in September 2010, which significantly affected operations until the plant restarted operations at the end of March 2011; (ii) operational issues at other plants; (iii) high inventories of fuel oil and residuals at the Tula and Salamanca refineries; and (iv) a fire at the Salamanca refinery in April 2011 that resulted in a shutdown of approximately one month of the paraffin plant at that refinery.

Petrochemicals production decreased by 8.0% in the first nine months of 2011, from 6,781 thousand tons in the first nine months of 2010 to 6,237 thousand tons in the first nine months of 2011. This decrease was primarily due to a decrease in production of (i) aromatics and derivatives chain, primarily as a result of a decision to shift to more profitable products; (ii) propylene and derivatives, due to decreased demand; and (iii) ethane derivatives, due to unplanned auxiliary maintenance. These decreases were partially offset by increased production of methane derivatives, which was prioritized in order to improve PEMEX’s financial results, and in response to increased input costs.

Directors, Senior Management and Employees

Collective Bargaining Agreement

On July 27, 2011, Petróleos Mexicanos and the Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union of the Mexican Republic) entered into a new collective bargaining agreement, which became effective on August 1, 2011. The new agreement provides for a 4.75% increase in wages and a 1.15% increase in benefits. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2013.

Exploration and Production

Integrated Exploration and Production Contracts

On March 1, 2011, Pemex-Exploration and Production published its invitation for bids for the first three integrated exploration and production contracts relating to the Santuario, Carrizo and Magallanes blocks, which are located in mature fields in the Southern Region of Mexico. On August 18, 2011, PEMEX awarded its first contracts to Petrofac, a British energy services firm, and Administradora en Proyectos de Campos (APC), a Mexican firm. Petrofac was awarded the contracts for the Magallanes and Santuario blocks and APC was awarded the contract for the Carrizo block.

However, after APC failed to comply with the legal requirements for entering into the contract, the contract for the Carrizo block was reassigned to Dowell Schlumberger de México, S.A. on October 25, 2011, in accordance with our bidding rules. These contracts, each of which has a term of up to 25 years, were signed on October 17, 2011; the contract for Carrizo is pending. During the next several months, Pemex-Exploration and Production anticipates entering into Integrated Contracts with respect to mature fields in the Northern Region, and to begin other bidding rounds for blocks in the Chicontepec area and the deep waters in the Gulf of Mexico.

Legal Proceedings

In the ordinary course of business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Certain of these contingent liabilities are described below.

As of the date of this report, we are involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. See “Item 8—Financial Information—Legal Proceedings” in the Form 20-F. As of September 30, 2011, we had accrued a reserve of Ps. 8.8 billion for these contingent liabilities.

Mexican Government Audits and Other Investigations

On October 11, 2011, the Secretaría de la Función Pública (Ministry of Public Function, which we refer to as the SFP) announced that it had fined three former officers of P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as P.M.I. Comercio) in an aggregate amount of Ps. 267.8 million and had dismissed the current Director General of P.M.I. Comercio, Ms. María del Rocío Cárdenas Zubieta, and fined her in an amount of Ps. 238.9 million, for allegedly committing acts of corruption during the period from January 2008 to January 2009. The alleged acts involved the use of improper contracting practices in the purchase and/or sale of petroleum products, which allegedly benefited certain of P.M.I. Comercio’s commercial counterparties and resulted in financial harm to P.M.I. Comercio in the amount of U.S. $24.3 million. Ms. Cárdenas Zubieta and the implicated former officers of P.M.I. Comercio were also banned from public sector employment for a period of 10 years and may face criminal charges.

Actions Against the Illicit Market in Fuels

On October 25, 2011, amendments to the Código Penal Federal (Federal Criminal Code), Código Federal de Procedimientos Penales (Federal Code of Criminal Procedures) and Ley Federal Contra la Delincuencia Organizada (Federal Law Against Organized Crime) to combat the illicit market in fuels were published in the Diario Oficial de la Federación (Official Gazette of the Federation). These changes became effective on October 26, 2011.

The main amendments published provide for the criminal punishment of:

•

any person who illegally extracts and exploits crude oil, refined or processed hydrocarbons, or their derivatives, from pipelines, equipment or installations of PEMEX. Such acts will be considered organized crime;

•	any person who alters such equipment or installations;

•

any person who alters the measurement instruments used to sell or supply refined or processed hydrocarbons or their derivatives or who sells or supplies gasoline, diesel or gas liquids, knowing that he or she is delivering an amount less than the amount invoiced; and

•	any person who illegally possesses or safeguards refined or processed hydrocarbons or their derivatives.

These amendments impose penalties for these crimes of up to twelve years in prison and fines of up to of 12,000 daily minimum wage units. A harsher penalty may be imposed if the person responsible is or has been a petroleum industry worker or a public official.

Civil Actions

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (COMMISA) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293.6 million and Ps. 34.4 million, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5.9 million, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor plus interest and expenses related to the claim, as well as all amounts deemed fair and appropriate by the court. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355.6 million plus interest (such amount already having been reduced by the amount owed to Pemex-Exploration and Production by COMMISA). On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the ruling be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395.0 million in an account of the Court, equivalent to 111% of the amount of the judgment, to guarantee its compliance with the judgment. Such amount was deposited by Pemex-Exploration and Production in the Court’s account on December 30, 2010, eliminating the risk of any attachment of assets ordered against Pemex-Exploration and Production in the United States. On March 29, 2011, Pemex-Exploration and Production filed an appeal, and COMMISA filed a response on June 3, 2011. Previously, Pemex-Exploration and Production had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void. This request was denied on June 24, 2010. On October 27, 2010, an amparo against this resolution was also denied. On November 18, 2010, Pemex-Exploration and Production filed a motion to review this resolution, which was granted on August 25, 2011. The Joint Court ordered that a new resolution be issued declaring the arbitration award null and void. Based on this resolution, Pemex-Exploration and Production filed a motion before the U.S. District Court and the Second Circuit Court of Appeals requesting that the judgment against Pemex-Exploration and Production be declared void and that the COMMISA request for enforcement be rejected. As of the date of this report, a resolution is still pending.

On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. On June 16, 2010, Pemex-Exploration and Production filed a complaint asserting that the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating that this type of gas is a hydrocarbon and, therefore, pursuant to the Political Constitution of the United Mexican States, it can only be exploited by Petróleos Mexicanos and the subsidiary entities. The complaint was denied. A constitutional hearing will be held on December 6, 2011.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Décimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim
(No. 12/2007) filed by Leoba Rueda Nava for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995.9 million, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment. The plaintiff filed a motion to have the appeal of Petróleos Mexicanos rejected, on the basis that the Judge had only agreed to hear the appeal of Pemex-Refining and had omitted the appeal of Petróleos Mexicanos. This motion was rejected, and Petróleos Mexicanos’ right to appeal was affirmed. On June 14, 2011, the Primer Tribunal Unitario del Décimo Circuito (First Unit Court of the Tenth Circuit) overturned the judgment issued by the Fourteenth District Court, stating that the claim should not have been brought in civil court, and ordered the plaintiff to pay expenses related to this claim. The court dismissed this claim without prejudice, thereby allowing the plaintiff to bring an action in the appropriate court. On July 4, 2011, the plaintiff filed an amparo before the First Unit Court of the Tenth Circuit against this resolution. The defendants also filed an amparo against this resolution. As of this date, a final resolution is still pending.

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575.2 million (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment and seeking to submit expert evidence to the Court in favor of its position. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Exploration and Production. On August 30, 2011, Pemex-Exploration and Production filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Exploration and Production accepted his designation. As of this date, a final resolution is still pending.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553.4 million (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment and seeking to submit expert evidence to the Court in favor of its position. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Refining. On August 30, 2011, Pemex-Refining filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Refining accepted his designation. As of this date, a final resolution is still pending.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490.9 million in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction. In addition, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an interlocutory appeal claiming that, while they had submitted to the jurisdiction of the Federal Courts in Mexico City under a related right of access agreement, the Seventh District Court lacked territorial jurisdiction to hear this claim. The Seventh District Court provisionally suspended the main claim while it considered this interlocutory appeal. Pursuant to an interlocutory resolution dated September 3, 2010, the Court denied this motion. The defendants filed an appeal against this resolution before the Tercer Tribunal

Unitario del Décimo Noveno Circuito (Third Unit Court of the Nineteenth Circuit), which was granted in part, of which Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were notified on November 30, 2010 (No. 13/2010). Both parties filed amparos against this resolution in the Segundo Tribunal Unitario (Second Unit Court) in Matamoros, Tamaulipas, and on May 6, 2011, the Second Unit Court affirmed the ruling of the Seventh District Court. On May 26, 2011, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a final amparo appealing the Second Unit Court’s ruling, which was admitted. On May 27, 2011, the provisional suspension under this amparo was denied and therefore, on the same day, the Seventh District Court lifted the suspension of the main claim, which proceeded to the evidentiary stage. Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an amparo against this ruling and on June 21, 2011, a constitutional hearing was held. A provisional suspension of the primary claim was granted to Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals. As of this date, a final resolution is still pending.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco, (No. 227/2010). Pemex-Exploration and Production was notified of this claim on March 14, 2011. The plaintiffs are seeking, among other things, the termination of a public works contract and damages totaling U.S. $193.7 million due to non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage. On September 13, 2011, the Segundo Tribunal Unitario del Décimo Circuito (Second Unit Court of the Tenth Circuit) admitted an appeal filed by the plaintiff against the Third District Court’s resolution rejecting evidence previously filed by the plaintiff. A final resolution is still pending.

On July 8, 2011, La Compañía Petrolera La Norma, S.A., filed an administrative claim against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico, seeking to have the cancellation of its alleged petroleum concession declared null and void, and seeking indemnification of approximately Ps. 1,552.7 million. On September 9, 2011, the claim was admitted (No. 4334/11-11-02-6). As of this date, Pemex-Exploration and Production has not filed a response to this claim.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (Impulsora) to establish a company called Mexicana de Lubricantes, S.A. de C.V. (Mexicana de Lubricantes), which manufactures, bottles and distributes automotive and industrial oils and lubricants. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•

On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently 1085/2009 before the Juzgado Tercero de Distrito en Materia Administrativa (Third Administrative District Court)) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (Bardahl), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the “Mexlub” trademark and seeking to be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations. On May 11, 2011, the amparo filed by Impulsora and an amparo filed by Bardahl were both denied. Pemex-Refining was ordered to explain why it denied Bardahl the ability to sell its products in the service stations franchised by Pemex-Refining. On June 8, 2011, Pemex-Refining filed a motion for review of this resolution, which was admitted by the Court on June 16, 2011. As of this date, a final resolution is still pending.

•

On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting. As of the date of this report, compliance with this final resolution is still pending.

•

On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Federal Attorney General’s Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. The investigation is still underway. On July 17, 2009, Pemex-Refining filed an accounting report stating that certain officers of Mexicana de Lubricantes had collected Ps. 25.8 million in wages and salaries without the prior authorization of the board of directors of Mexicana de Lubricantes. In addition, Pemex-Refining claimed that it had suffered Ps. 360.9 million in damages as a result of alleged fraud committed by the board of directors. On March 4, 2011, the experts of the Federal Attorney General’s Office and the experts appointed by Pemex-Refining determined that Pemex-Refining was entitled to Ps. 12.1 million for unauthorized wages and salaries and Ps. 169.1 million for damages, corresponding to the 46.85% of shares of Mexicana de Lubricantes held by Pemex-Refining. As of this date, a final resolution is still pending.

•

On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic oils supply contract; and (iii) a contract for the manufacture of oils and lubricants for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (First Unit Civil and Administrative Court of the First Circuit). The First Unit Civil and Administrative Court of the First Circuit issued a resolution in favor of Pemex-Refining. Mexicana de Lubricantes filed an amparo against this resolution (No. 667/2010) before the Noveno Tribunal Colegiado en Materia Civil del Primer Circuito (Ninth Civil Joint Court of the First Circuit), which was granted. In connection with that ruling, on February 16, 2011, the Ninth Civil Joint Court of the First Circuit overturned the original judgment against Mexicana de Lubricantes. Both Pemex-Refining and Mexicana de Lubricantes filed amparos (No. D.C. 200/2011 and No. D.C. 201/2011). Mexicana de Lubricantes’ amparo was granted, and the Court issued a new resolution in its favor. In response, in March 2011, Pemex-Refining filed an amparo, which was denied by the Ninth Civil Joint Court of the First Circuit on June 30, 2011. On July 11, 2011, the First Unit Civil and Administrative Court of the First Circuit issued a resolution against Pemex-Refining. On July 29, 2011, Pemex-Refining filed an amparo against this resolution, which was admitted (No. 518/2011) by the Ninth Civil Joint Court of the First Circuit. As of the date of this report, a final resolution is still pending.

•

On November 3, 1997, the Federal Competition Commission initiated an investigation into Pemex-Refining’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell oils and lubricants bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution (No. IO-62-97) prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to an objection filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardahl in a related amparo (No. 373/2006), which is currently joined with amparo (No. 1519/2005), as well as the objection filed by Impulsora mentioned above. On October 20, 2009, Pemex-Refining filed an amparo (No. 1691/2009) and a provisional suspension was granted. A hearing was held on November 25, 2010, and on February 17, 2011, Pemex-Refining’s amparo was granted and a definitive suspension was issued, thereby requiring the Federal Competition Commission to issue a new resolution based on the existing evidence. The Federal Competition Commission filed a motion (No.180/2011) to review this ruling before the Décimo Primer Tribunal Colegiado en Materia Administrativa (Eleventh Joint Administrative Court), and on September 27, 2011, the Court confirmed the previous resolution and granted an amparo in favor of Pemex-Refining. As of the date of this report, a final resolution is still pending.

•

On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes dated January 19, 1993 and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl’s products in the service stations franchised by Pemex-Refining, as well as related damages. The independent expert determined that Bardahl’s damages totaled Ps. 6,210.7 million. On June 20, 2011, the Court ordered that the case move to the pleadings stage. On June 30, 2011, Pemex-Refining filed an appeal against this resolution before the court and requested that an experts meeting be held, in order to allow the parties an opportunity to question the experts’ conclusions. As of this date, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

United Mexican States

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the Ministry of Finance and Public Credit.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) grew by 4.0% in real terms during the first nine months of 2011, as compared with the same period of 2010. The utilities sector grew by 6.8%; the construction sector grew by 4.8%; the manufacturing sector grew by 5.6%; the wholesale and retail trade sector grew by 8.3%; the transportation and warehousing sector grew by 3.5%; the information sector grew by 7.0%; the finance and insurance sector grew by 3.7%; the real estate, rental and leasing sector grew by 2.0%; professional, scientific and technical services grew by 5.4%; management of companies and enterprises grew by 5.0%; administrative support, waste management and remediation services grew by 4.3%; education services grew by 1.6%; health care and social assistance grew by 1.9%; arts, entertainment and recreation grew by 6.4%; accommodation and food services grew by 2.0%; and other services (except public administration) grew by 4.0%, each in real terms as compared to the first nine months of 2010. However, the agriculture, forestry, fishing and hunting sector decreased by 0.1%; the mining sector decreased by 3.1%; and public administration decreased by 1.6%, each in real terms as compared to the first nine months of 2010.

The following table sets forth the composition of Mexico’s real GDP by economic sector for the periods indicated.

	Real GDP by Sector
	2006		2007		2008		2009(1)		2010(1)		First nine months of 2011(1)
	(in billions of constant pesos)(2)
Primary Activities:
Agriculture, forestry, fishing and hunting(3)	Ps.	303.3	Ps.	310.4	Ps.	314.2	Ps.	307.4	Ps.	317.5	Ps.	303.7
Secondary Activities:
Mining		453.9		452.8		445.3		432.4		441.9		431.7
Utilities		113.4		117.6		114.9		117.2		120.1		127.9
Construction		554.2		578.4		596.2		552.7		552.8		574.7
Manufacturing		1,533.9		1,560.5		1,549.1		1,397.5		1,535.9		1,602.6
Tertiary activities:
Wholesale and retail trade		1,301.3		1,367.0		1,379.8		1,185.8		1,344.1		1,426.4
Transportation and warehousing		594.5		616.8		616.9		576.9		613.9		626.6
Information		267.4		298.4		322.4		325.0		343.2		365.1
Finance and insurance		304.1		346.2		390.3		372.8		383.0		397.1
Real estate, rental and leasing		881.0		908.1		935.3		920.6		936.5		944.0
Professional, scientific and technical services		289.6		298.6		307.6		292.0		283.3		280.9
Management of companies and enterprises		35.7		34.6		39.4		36.2		37.0		39.3
Administrative support and waste management and remediation services		217.1		223.8		227.5		216.4		219.5		217.1
Education services		387.8		395.0		398.4		400.3		412.2		413.3
Health care and social assistance		245.8		252.0		248.1		250.0		245.7		249.8
Arts, entertainment and recreation		33.0		34.0		34.5		32.9		33.5		35.7
Accommodation and food services		225.0		230.8		232.7		214.9		223.1		228.6
Other services (except public administration)		222.1		230.8		232.3		229.7		231.1		239.0
Public administration		319.7		325.3		328.9		344.8		360.0		353.3

Subtotal		8,282.9		8,581.0		8,713.9		8,205.6		8,634.2		8,857.0
Less adjustment for banking services		195.1		230.2		263.7		272.5		273.7		280.1

Gross value added at basic values		8,087.8		8,350.8		8,450.2		7,933.1		8,360.5		8,576.9
Taxes on products, net of subsidies		444.2		459.3		464.8		436.0		459.5		471.4

GDP	Ps.	8,532.0	Ps.	8,810.1	Ps.	8,915.0	Ps.	8,369.1	Ps.	8,820.0		Ps. 9,048.3

Note: Numbers may not total due to rounding.

(1)	Preliminary. GDP figures for the first nine months of 2011 have been annualized.
(2)	Constant pesos with purchasing power at December 31, 2003.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: Instituto Nacional de Estadística y Geografía.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index, or NCPI) for the ten months ended October 31, 2011 was 1.9%, 1.2 percentage points lower than during the same period of 2010.

Unemployment Rate

According to preliminary figures, the unemployment rate was 5.7% at September 30, 2011, the same level as the unemployment rate at September 30, 2010.

Interest Rates

During the first ten months of 2011, interest rates on 28-day Treasury bills (Cetes) averaged 4.2% and interest rates on 91-day Cetes averaged 4.3%, as compared to average rates on 28-day Cetes of 4.5% and on 91-day Cetes of 4.6% during the same period of 2010. On November 24, 2011, the 28-day Cetes rate was 4.3% and the 91-day Cetes rate was 4.4%.

Financial System

Central Bank and Monetary Policy

At September 30, 2011, the M1 money supply was 15.6% greater in real terms, as compared to the level at September 30, 2010. The amount of bills and coins held by the public at September 30, 2011 was 7.3% greater in real terms than at September 30, 2010, while the aggregate amount of checking account deposits denominated in pesos at September 30, 2011 was 27.5% greater in real terms than at September 30, 2010.

At September 30, 2011, financial savings were 11.0% greater in real terms than financial savings at September 30, 2010. Savings generated by Mexican residents increased by 5.9% and savings generated by non-residents increased by 64.2%, both in real terms and as compared to September 30, 2010.

At November 8, 2011, the monetary base totaled Ps. 652.9 billion, a 5.8% nominal decrease from the level of Ps. 693.4 billion at December 31, 2010, due to lower demand for bills and coins held by the public.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of October 14, 2011, the overnight funding rate remained at 4.50%.

The Securities Market

The Bolsa Mexicana de Valores (Mexican Stock Exchange) publishes the Índice de Precios y Cotizaciones (Stock Market Index) based on a group of the 35 most actively traded shares. At November 23, 2011, the Stock Market Index stood at 35,375.6 points, representing a 5.3% nominal decrease from the level at December 31, 2010.

Banking Supervision and Support

At September 30, 2011, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 52.2 billion, as compared with Ps. 49.7 billion at December 31, 2010. At September 30, 2011, the total loan portfolio of the banking system was 21.3% lower in real terms than the total loan portfolio at December 31, 2010. The past-due loan ratio of commercial banks was 3.1% at September 30, 2011, as compared to a ratio of 2.3% at December 31, 2010. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 89.9 billion at September 30, 2011, as compared to Ps. 99.4 billion at December 31, 2010. As a result, commercial banks had reserves covering 172.2% of their past-due loans at September 30, 2011, exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first nine months of 2011, Mexico registered a trade deficit of U.S. $0.5 billion, as compared with a trade deficit of U.S. $2.0 billion for the same period of 2010. Merchandise exports increased by 19.7% during the first nine months of 2011 to U.S. $259.4 billion, as compared to U.S. $216.8 billion for the same period of 2010. During the first nine months of 2011, petroleum exports increased by 41.2%, while non-petroleum exports increased by 16.3%, each as compared with the petroleum and non-petroleum export totals, respectively, in the same period of 2010. Exports of manufactured goods, which represented 79.7% of total merchandise exports, increased by 15.4% during the first nine months of 2011, as compared with exports of manufactured goods during the same period of 2010.

According to preliminary figures, during the first nine months of 2011, total imports increased by 18.8% to U.S. $259.9 billion, as compared to U.S. $218.8 billion for the same period of 2010. During the first nine months of 2011, imports of intermediate goods increased by 16.9%, imports of capital goods increased by 18.5% and imports of consumer goods increased by 29.5%, each as compared to the same period of 2010.

Exchange Controls and Foreign Exchange Rates

During the first ten months of 2011, the average peso/U.S. dollar exchange rate was Ps. 12.1757 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on November 23, 2011 (to take effect on the second business day thereafter) was Ps. 14.1291 = U.S. $1.00.

On February 22, 2010, the Comisión de Cambios (Foreign Exchange Commission) announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options will be able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 through November 9, 2011, Banco de México auctioned an aggregate of U.S. $12.6 billion in options through this mechanism and through November 9, 2011, Banco de México had purchased an aggregate of U.S. $9.1 billion from holders upon the exercise of these options.

At November 4, 2011, Mexico’s international reserves totaled U.S. $140.4 billion, an increase of U.S. $26.8 billion from the amount at December 31, 2010. The net international assets of Banco de México totaled U.S. $144.7 billion at November 4, 2011, an increase of U.S. $24.1 billion from the amount at December 31, 2010.

Public Finance

2012 Budget

On September 8, 2011, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Revenue Law for 2012) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Expenditure Budget for 2012) to the Congreso de la Unión (Congress) for approval. The Federal Revenue Law and the Federal Expenditure Budget were approved on October 27, 2011 and November 15, 2011, respectively (together, the 2012 Budget).

The 2012 Budget, as adopted by Congress, provides for a public sector budget deficit, excluding physical investment by PEMEX, of Ps. 95.2 billion, or 0.4% of GDP. Including physical investment by PEMEX, the 2012 Budget provides for a public sector budget deficit of 2.4% of GDP.

Furthermore, the 2012 Budget, as approved by Congress, contemplates public sector budgetary revenues totaling Ps. 3,310.5 billion, a 4.7% increase in real terms as compared to public sector budgetary revenues estimated for the 2011 Budget. In addition, the Government estimates that expenditures will total Ps. 3,405.7 billion during 2011 (excluding estimated physical investment expenditures by PEMEX totaling Ps. 301.2 billion), a 4.4% increase in real terms with respect to the amount approved in the 2011 Budget.

The 2012 Budget also allows the Government to increase expenditures for social development by 6.4%, national security by 9.4% and science, technology and innovation by 18.6%, each as compared to the amounts budgeted for 2011.

The preliminary results for 2010 and the first nine months of 2011, as well as the budget assumptions and targets for the 2011 Budget and the 2012 Budget, are set forth in the table below.

2010 and the First Nine Months of 2011 Results;

2011 Budget and 2012 Budget Assumptions and Targets

	2010 Results(1)	2011 Budget(5)	First Nine Months of 2011 Results(2)	2012 Budget(6)
Real GDP growth (%)	5.4%(6)	3.8%	4.0%	3.3%
Increase in the national consumer price index (%)	3.6%	3.0%	1.2%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$72.33(3)	$65.40	$99.87	$84.9
Current account deficit as % of GDP	0.5%	n.a.	n.a.	n.a.
Average exchange rate (Ps./$1.00)	12.6	12.9	12.0	12.8
Average rate on 28-day Cetes (%)	4.4%	5.0%	4.2%	4.6%
Public sector balance as % of GDP(4)	(0.8%)	(0.5%)	n.a.	(0.4%)
Primary balance as % of GDP(4)	1.2%	n.a.	n.a.	n.a.

n.a. = not available.

(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	Preliminary.
(3)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2010 Budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2010 (Federal Revenue Law for 2010). Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in the 2010 Budget is observed
(4)	Excluding physical investments by PEMEX.
(5)	2011 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2011 (General Economic Policy Guidelines for 2011) published in September 2010 and in the Programa Económico 2011 (Economic Program for 2011) published in November 2010.
(6)	2012 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2012 (General Economic Policy Guidelines for 2012) published in September 2011 and in the Programa Económico 2012 (Economic Program for 2012) published in November 2011, as modified by the 2012 Budget adopted by Congress.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

According to preliminary figures, during the first nine months of 2011, the public sector balance registered a deficit of Ps. 179.0 billion in nominal pesos, as compared to a deficit of Ps. 176.8 billion in nominal pesos during the same period of 2010. Excluding physical investments by PEMEX, the public sector balance registered a deficit of Ps. 29.8 billion during the first nine months of 2011, as compared to a deficit of Ps. 8.2 billion during the same period of 2010.

In the first nine months of 2011, public sector budgetary revenues totaled Ps. 2,306.5 billion in nominal pesos, a 6.4% increase in real terms as compared to the same period of 2010. This increase is mainly explained by a 13.5% increase in oil revenues and a 3.0% increase in non-oil tax revenues, each in real terms as compared to the first nine months of 2010.

According to preliminary figures, during the first nine months of 2011, crude oil revenues increased by 13.5% in real annual terms as compared to the same period of 2010, primarily as a result of a 39.3% increase in the price of crude oil exports, which was partially offset by a 1.0% decrease in crude oil production. Non-oil tax revenues increased by 3.0% in real terms, mainly due to various fiscal reforms that came into effect during 2010 and the overall economic recovery.

According to preliminary figures, during the first nine months of 2011, net public sector budgetary expenditures increased by 5.9% in real terms as compared to the same period of 2010. During the first nine months of 2011, public sector financing costs increased by 0.2% in real terms as compared to the same period of 2010, mainly as a result of the appreciation of the Mexican peso against the U.S. dollar that was observed on average during the first nine months of 2011.

At September 30, 2011, the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 8.3 billion, the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 7.7 billion, the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 1.3 billion and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 26.7 billion.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at September 30, 2011, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in Regulación Monetaria (regulating liquidity). Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at September 30, 2011, the net internal debt of the Government totaled Ps. 2,998.1 billion (including liabilities associated with public sector pension reform law of Ps. 169.7 billion), a 6.7% increase in nominal terms as compared to the Ps. 2,808.9 billion of net internal debt outstanding at December 31, 2010. At September 30, 2011, the gross internal debt of the Government totaled Ps. 3,187.1 billion, a 10.3% increase in nominal terms as compared to the Ps. 2,888.3 billion of gross internal debt outstanding at December 31, 2010. Of the total gross internal debt of the Government at September 30, 2011, Ps. 307.3 billion represented short-term debt and Ps. 2,879.9 billion represented long-term debt, as compared to Ps. 294.4 billion of short-term debt and Ps. 2,593.9 billion of long-term debt at December 31, 2010. The Government’s financing costs on internal debt totaled Ps. 104.1 billion during the first nine months of 2011, an increase of 5.8% as compared to the same period of 2010.

During the first nine months of 2011, the average maturity of the Government’s internal debt increased by 0.29 years, from 7.20 years at December 31, 2010 to 7.49 years at September 30, 2011.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Government(1)

	December 31,
	2006		2007		2008		2009(2)		2010(2)		At September 30, 2011
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 1,569.9	93.9%	Ps. 1,795.8	94.7%	Ps. 2,021.2	84.2%	Ps. 2,379.3	88.0%	Ps. 2,553.9	88.4%	Ps. 2,830.9	88.8%
Cetes	346.0	20.7	340.5	18.0	357.1	14.9	498.8	18.5	394.0	13.6	400.0	12.6
Floating Rate Bonds	359.6	21.5	325.0	17.1	243.6	10.1	243.5	9.0	183.1	6.3	199.8	6.3
Inflation-Linked Bonds	155.3	9.3	235.3	12.4	334.9	13.9	430.6	15.9	530.1	18.4	603.4	18.9
Fixed Rate Bonds	709.0	42.4	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1,446.8	50.1	1,627.7	51.1
Other	102.9	6.1	100.6	5.3	380.1	15.8	323.4	12.0	334.4	11.6	356.2	11.2

Total Gross Debt	Ps. 1,672.8	100.0%	Ps. 1,896.3	100.0%	Ps. 2,401.3	100.0%	Ps. 2,702.8	100.0%	2,888.3	100.0%	3,187.1	100.0%

Net Debt
Financial Assets(3)	(125.7)		(107.9)		(68.6)		(231.4)		(79.4)		(189.0)

Total Net Debt	Ps. 1,547.1		Ps. 1,788.3		Ps. 2,332.7		Ps. 2,471.3		Ps. 2,808.9		Ps. 2,998.10

Gross Internal Debt/GDP		15.6%		16.1%		19.8%		21.3%		20.9%		n.a.
Net Internal Debt/GDP		14.4%		15.2%		19.2%		19.5%		20.3%		n.a.

Note: Numbers may not total due to rounding.

n.a. = not available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 673.7 billion at November 9, 2011. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Mexican Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the Cuenta General de la Tesorería de la Federación (General Account of the Federal Treasury) with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at September 30, 2011, outstanding public sector gross external debt totaled U.S. $113.5 billion, as compared to U.S. $110.4 billion at December 31, 2010. Of this amount, U.S. $110.2 billion represented long-term debt and U.S. $3.3 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at September 30, 2011 represented approximately 31.9% of nominal GDP, 1.4 percentage point higher than at December 31, 2010.

According to preliminary figures, at September 30, 2011, commercial banks held approximately 17.5% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the International Monetary Fund, or IMF) held approximately 22.0%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 60.1%; and other creditors held the remaining 0.3%.

The following tables set forth a summary of the external public debt of Mexico, which includes the external debt of the Mexican Government, of budget-controlled agencies and of administratively controlled agencies, and a breakdown of such debt by currency. See footnote 1 to the table “Summary of External Public Debt” below.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government	Long-Term Debt of Budget- Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2006	U.S. $39,330	U.S. $7,046	U.S. $7,545	U.S. $53,921	U.S. $845	U.S. $54,766
2007	40,114	7,745	6,576	54,435	920	55,355
2008	39,997	9,782	5,885	55,664	1,275	56,939
2009	47,350	41,048	6,202	94,600	1,754	96,354
2010(4)	56,168	45,536	6,385	108,089	2,339	110,428
At September 30, 2011(4)	58,910	45,811	5,438	110,159	3,310	113,469

By Currency(3)

	At December 31,										At September 30, 2011(4)
	2006		2007		2008		2009		2010(4)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	50,760	92.7%	44,309	80.0%	47,851	84.0%	77,919	80.9%	90,882	82.3%	93,860	82.7%
Japanese yen	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	6,864	6.2	6,854	6.0
Pounds sterling	91	0.2	1,040	1.9	687	1.2	1,981	2.1	1,920	1.7	1,909	1.7
Swiss francs	175	0.3	423	0.8	410	0.7	716	0.7	953	0.9	963	0.9
Others	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	9,809	8.9	9,883	8.7

Total	54,766	100.0%	55,355	100.0%	56,939	100.0%	96,354	100.0%	110,428	100.0%	113,469	100.0%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at September 30, 2011), (b) external borrowings by the public sector after September 30, 2011 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Annex A

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Figures stated in thousands of Mexican pesos (Note 3))

	September 30, 2011		December 31, 2010

	(unaudited)
Current assets:
Cash and cash equivalents (note 5)	Ps.	128,297,359	Ps.	133,587,079
Accounts, notes receivable and other—Net (note 6)		170,063,310		141,804,594
Inventories—Net (note 7)		43,873,185		38,037,560

Total current assets		342,233,854		313,429,233
Investments in shares of non-consolidated subsidiaries, affiliates and others (note 8)		32,339,932		11,116,080
Wells, pipelines, properties, plant and equipment—Net (note 9)		1,088,823,163		1,061,387,901
Other assets—Net		8,697,804		6,782,060

Total assets	Ps.	1,472,094,753	Ps.	1,392,715,274

Current liabilities:
Current portion of long-term debt (note 10)	Ps.	106,504,393	Ps.	89,554,617
Suppliers		57,862,049		43,474,439
Accounts payable and other		26,056,474		21,658,672
Taxes and duties payable		58,330,631		52,565,900

Total current liabilities		248,753,547		207,253,628

Long-term liabilities:
Long-term debt (note 10)		616,954,957		575,170,797
Reserve for employee benefits		718,108,802		661,365,065
Reserve for sundry creditors and other		58,860,616		55,493,441
Deferred taxes		6,754,401		7,215,760

Total liabilities		1,649,432,323		1,506,498,691

Equity:
Certificates of Contribution “A”		96,957,993		96,957,993
Mexican Government contributions to Petróleos Mexicanos		180,382,423		180,382,423
Legal reserve		987,535		987,535
Donation surplus		3,587,070		3,446,743
Comprehensive result		8,359,386		4,396,294
Accumulated losses:
From prior years		(399,954,405)		(352,491,797)
Net loss for the nine-month period ended September 30, 2011 and year ended December 31, 2010		(67,657,572)		(47,462,608)

Total equity		(177,337,570)		(113,783,417)
Commitments and contingencies (notes 12 and 13)		—		—
Subsequent events (note 15)		—		—

Total liabilities and equity	Ps	. 1,472,094,753	Ps.	1,392,715,274

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos (Note 3))

	2011		2010
	(unaudited)		(unaudited)
Net sales:
Domestic	Ps.	576,866,440	Ps.	507,705,559
Export		557,199,896		427,116,067
Services income		4,079,760		4,195,259

Total revenues		1,138,146,096		939,016,885
Cost of sales		558,150,847		450,627,664

Gross income		579,995,249		488,389,221
General expenses:
Transportation and distribution expenses		24,230,162		23,654,502
Administrative expenses		49,580,484		51,224,464

Total general expenses		73,810,646		74,878,966

Operating income		506,184,603		413,510,255
Other revenues—Net		119,441,820		58,819,057
Comprehensive financing result—Net		(61,793,562)		(9,624,028)
Profit sharing in non-consolidated subsidiaries, affiliates and others		1,045,488		369,152

Income before taxes and duties		564,878,349		463,074,436

Taxes and duties		632,535,921		484,494,623

Net loss for the period	Ps.	(67,657,572)	Ps.	(21,420,187)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos (Note 3))

	2011		2010
	(unaudited)		(unaudited)
Net sales:
Domestic	Ps.	201,399,965	Ps.	171,337,528
Export		189,430,853		144,746,394
Services income		1,305,115		1,484,169

Total revenues		392,135,933		317,568,091
Cost of sales		208,404,433		156,257,841

Gross income		183,731,500		161,310,250
General expenses:
Transportation and distribution expenses		8,880,791		7,831,828
Administrative expenses		16,767,158		17,742,598

Total general expenses		25,647,949		25,574,426

Operating income		158,083,551		135,735,824
Other revenues—Net		41,393,377		12,736,740
Comprehensive financing result—Net		(67,202,134)		6,862,502
Profit sharing in non-consolidated subsidiaries, affiliates and others		762,766		255,155

Income before taxes and duties		133,037,560		155,590,221
Taxes and duties		214,002,789		158,348,411

Net loss for the period	Ps.	(80,965,229)	Ps.	(2,758,190)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2011

(Figures stated in thousands of Mexican pesos (Note 3))

					Other comprehensive losses
							(Accumulated losses ) retained earnings
	Certificates of Contribution “A”	Mexican Government contributions to Petróleos Mexicanos	Legal reserve	Donation surplus	Derivative financial instruments	Cumulative currency translation effect	For the year	From prior years	Total
Balances as of January 1, 2011	Ps. 96,957,993	Ps. 180,382,423	Ps. 987,535	Ps. 3,446,743	Ps.(232,378)	Ps. 4,628,672	Ps.(47,462,608)	Ps.(352,491,797)	Ps.(113,783,417)
Transfer to prior years’ accumulated losses approved by the Board of Directors	—	—	—	—	—	—	47,462,608	(47,462,608)	—
Increase in donation surplus	—	—	—	140,327	—	—	—	—	140,327
Comprehensive loss for the period (note 11)	—	—	—	—	340,437	3,622,655	(67,657,572)	—	(63,694,480)

Balances as of September 30, 2011	Ps. 96,957,993	Ps. 180,382,423	Ps. 987,535	Ps. 3,587,070	Ps. 108,059	Ps. 8,251,327	Ps.(67,657,572)	Ps.(399,954,405)	Ps.(177,337,570)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

(Figures stated in thousands of Mexican pesos (Note 3))

					Other comprehensive losses
							(Accumulated losses ) retained earnings
	Certificates of Contribution “A”	Mexican Government contributions to Petróleos Mexicanos	Legal reserve	Donation surplus	Derivative financial instruments	Cumulative currency translation effect	For the year	From prior years	Total
Balances as of January 1, 2010	Ps. 96,957,993	Ps. 180,382,301	Ps. 987,535	Ps. 1,004,346	Ps. 158,531	Ps. 6,161,071	Ps.(94,662,018)	Ps.(257,829,779)	Ps.(66,840,020)
Transfer to prior years’ accumulated losses approved by the Board of Directors	—	—	—	—	—	—	94,662,018	(94,662,018)	—
Increase in donation surplus	—	—	—	1,393,975	—	—	—	—	1,393,975
Increase in Mexican Government contributions to Subsidiary entities	—	122	—	—	—	—	—	—	122
Comprehensive loss for the period (note 11)	—	—	—	—	(205,246)	(1,476,147)	(21,420,187)	—	(23,101,580)

Balances as of September 30, 2010	Ps. 96,957,993	Ps. 180,382,423	Ps. 987,535	Ps. 2,398,321	Ps. (46,715)	Ps. 4,684,924	Ps.(21,420,187)	Ps.(352,491,797)	Ps.(88,547,503)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos (Note 3))

	2011	2010
	(unaudited)	(unaudited)
Operating activities:
Activities related to investing activities:
Income before taxes and duties	Ps. 564,878,349	Ps. 463,074,436
Depreciation and amortization	70,934,447	70,422,253
Impairment of properties, plant and equipment	3,919,230	2,329,663
Loss sharing in non-consolidated subsidiaries and affiliates	(1,045,488)	(369,152)
Disposal of fixed assets	2,850,443	1,780,614
Unsuccessful wells	4,166,529	5,666,183
Activities related to financing activities:
Foreign exchange fluctuations	48,892,331	(23,623,747)
Interest expense	23,904,297	34,243,327

	718,500,138	553,523,577
Funds (used in) provided by operating activities:
Derivative financial instruments	4,980,497	2,000,995
Accounts and notes receivable	(33,870,148)	(24,489,073)
Inventories	(5,835,625)	1,180,201
Other assets	(1,915,744)	(7,957,839)
Suppliers	14,387,610	(6,150,576)
Accounts payable and accrued expenses	5,369,174	3,662,500
Taxes payable	(626,771,190)	(493,265,500)
Reserve for sundry creditors and others	3,367,175	8,023,491
Contributions and payments for employee benefits	56,743,737	63,523,392
Deferred income taxes	(461,359)	(205,079)

Net cash flows from operating activities	134,494,265	99,846,089
Investing activities:
Investments in shares of non-consolidated subsidiaries	(20,783,820)	—
Acquisition of fixed assets	(104,495,453)	(125,067,108)

Net cash flows from investing activities	(125,279,273)	(125,067,108)

Cash flows to be obtained from financing activities	9,214,992	(25,221,019)
Financing activities:
Increase in equity from the Mexican Government	—	122
Proceeds from new debt	105,062,830	172,340,697
Debt payments, principal only	(99,962,130)	(136,770,631)
Interest payments	(23,833,523)	(34,770,138)

Net cash flows from financing activities	(18,732,823)	800,050

Net decrease in cash and cash equivalents	(9,517,831)	(24,420,969)
Effects of change in cash value	4,228,111	(1,623,235)
Cash and cash equivalents at the beginning of the period	133,587,079	159,760,316

Cash and cash equivalents at the end of the nine-month periods ended September 30, 2011 and 2010	Ps. 128,297,359	Ps. 133,716,112

The accompanying notes are an integral part of these condensed consolidated financial statements.

1 APPROVAL

On November 14, 2011, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Controls and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

2 BASIS OF PRESENTATION

The condensed consolidated financial statements of Petróleos Mexicanos, the Subsidiary Entities and Subsidiary Companies (each as defined below and together with Petróleos Mexicanos “PEMEX”) as of September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010 are unaudited, while the consolidated balance sheet as of December 31, 2010 is audited. In the opinion of PEMEX’s management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.

The interim results are not necessarily indicative of results for the entire year.

For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared on an annual basis under Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or “FRS”) have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, as of and for the year ended December 31, 2010.

3 SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim condensed consolidated financial statements as of September 30, 2011 have been prepared in accordance with FRS as issued by the Consejo Mexicano de Normas de Información Financiera A.C. (Mexican Financial Reporting Standards Board, or “CINIF”).

References in these unaudited interim condensed consolidated financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

These unaudited interim financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX. However, certain consolidated foreign subsidiaries have a functional currency that is different from the reporting currency. The translation of the financial statements of these consolidated foreign subsidiaries into the reporting currency is recognized directly in equity.

In accordance with FRS B-3, “Statement of Operations,” PEMEX classified ordinary costs and expenses based on their function. In addition, since PEMEX is an industrial entity, PEMEX’s ordinary costs and expenses are classified in order to present its gross income margin.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these unaudited interim condensed consolidated financial statements:

(a) Effects of inflation on the financial information

PEMEX recognizes the effects of inflation on its financial information in accordance with FRS B-10, “Effects of Inflation” (“FRS B-10”).

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Mexican FRS in effect as of the balance sheet date, and include the recognition of the effects of inflation on the financial information until December 31, 2007, based on the Mexican National Consumer Price Index (the “NCPI”) issued by Banco de México. In accordance with FRS B-10, in 2010 and 2011, effects of inflation were not recognized in the financial statements because the accumulated inflation over the three-year periods ended December 31, 2008, 2009 and 2010 was less than 26%, and the economic environment therefore did not qualify as “inflationary.”

If at the end of any given year the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered “inflationary” and PEMEX would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

(b) Consolidation

The unaudited interim condensed consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including Special Purpose Entities (SPEs). All significant intercompany balances and transactions have been eliminated in the consolidation, and the consolidation has been made based on the unaudited interim financial statements of the Subsidiary Entities and Subsidiary Companies as of September 30, 2011 and December 31, 2010 and for the nine months ended September 30, 2011 and 2010.

The consolidated Subsidiary Entities are as follows: Pemex-Exploración y Producción (“Pemex-Exploration and Production”); Pemex-Refinación (“Pemex-Refining”); Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and Pemex-Petroquímica (“Pemex-Petrochemicals”).

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”); P.M.I. Trading, Ltd. (“PMI Trading”); P.M.I. Holdings North America, Inc. (“PMI HNA”); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”); P.M.I. Holdings, B.V. (“PMI HBV”); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”); Kot Insurance Company, AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine, Ltd. (“PMI Mar”); P.M.I. Services, B.V. (“PMI-SHO”); Pemex Internacional España, S.A. (“PMI-SES”); Pemex Services Europe, Ltd. (“PMI-SUK”); P.M.I. Services North America, Inc. (“PMI-SUS”); Mex Gas Internacional, Ltd. (“MGAS”); the Master Trust; Fideicomiso F/163 and Pemex Finance, Ltd.

(c) Translation of foreign currency financial statements

The condensed financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate or the exchange rate at year end or period end and the inflation index of the country of origin, depending on whether the inflation derives from a non-inflationary or an inflationary economy.

(d) Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments, as well as restricted cash and cash equivalents, in accordance with FRS C-1, “Cash and Cash Equivalents” (“FRS C-1”). As of the date of these unaudited interim condensed consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result (“CFR”).

In addition, the line item “Restricted cash and cash equivalents” is comprised of excess revenues provided by the Mexican Government to Petróleos Mexicanos pursuant to article 19, fraction IV, clause c) of the Ley de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability), which may only be used for infrastructure related projects. These excess revenues, which increased our equity, were previously recorded in our assets under “Accounts, notes receivable and other,” and were reclassified in 2010 in accordance with FRS C-1 (see Note 5).

(e) Accounts, notes receivable and other

Accounts, notes receivable and other as of September 30, 2011 and as of December 31, 2010 are reported at fair value, net of provisions for returns and discounts and the allowance for doubtful accounts.

Other receivables include, among other items, the negative IEPS tax pending to be credited, receivables from employees and officers, and domestic and export customers and tax credits, each of which is recorded at its acquisition value.

(f) Inventories and cost of sales

Inventories are valued as follows:

I.	Crude oil, refined products, derivatives and petrochemicals are valued at the lowest of their production, acquisition or market costs, provided the latter is not higher than the realizable value or less than net realizable value.

II.	Materials, spare parts and fixtures are valued at their average acquisition cost and are presented net of an allowance for slow-moving and obsolete materials.

III.	Materials in transit are valued at their acquisition cost.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products) and the cost of refined and other products and then deducting the value of inventories at the end of the year. Cost of sales also includes the depreciation and amortization expenses associated with assets used in operations, as well as the expenses associated with the reserve for abandonment cost of wells.

(g) Investments in shares of non-consolidated subsidiary companies and affiliates

Investments in shares of non-consolidated subsidiary companies are valued by the equity method, based on the unaudited financial statements of the issuing companies as of December 31, 2010 and September 30, 2011 and 2010. Other non-consolidated affiliates and subsidiary companies were recorded at their acquisition cost, and based on their insignificance relative to the total assets and revenues of PEMEX, have been neither consolidated nor valued by the equity method.

(h) Wells, pipelines, properties, plant and equipment

Investments in wells, pipelines, properties, plant and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method. Until December 31, 2007, these costs were adjusted for inflation using factors derived from the NCPI.

In accordance with the FRS D-6, “Capitalization of Comprehensive Financing Result,” during the construction period, the CFR associated with the acquisitions of fixed assets is capitalized as part of the value of assets.

Depreciation is calculated from the month following the date when an asset is placed in service, using the straight-line method of accounting based on the expected useful life of the asset, based on appraisals prepared by independent appraisers.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year; these estimates are updated quarterly to reflect new investments. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period during which they are incurred.

Minor repairs and maintenance costs are expensed as incurred.

The carrying value of these assets is subject to an annual impairment assessment (see Note 3(i)).

(i) Impairment of the value of long-lived assets

Long-lived assets are subject to an annual evaluation of impairment in accordance with FRS C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal.” PEMEX measures the net carrying value of long-lived assets in order to determine whether the carrying value of the assets exceeds the recoverable amount, i.e., the future net revenues reasonably expected to be generated by the asset. If the net carrying value of the asset exceeds the recoverable amount, PEMEX recognizes an impairment charge in its statement of operations.

(j) Exploration and drilling costs and specific oil-field exploration and depletion of fields reserve

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs in accordance with the Accounting Standard Codification 932 (ASC 932) “Extractive Activities—Oil and Gas” issued by the U.S. Financial Accounting Standards Board, in the absence of local rules in the industry. PEMEX considers that ASC 932 provides the best methodology for recognizing the capitalized costs in the exploration and drilling of wells and allows PEMEX’s information to be comparable with that of other international companies. Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

PEMEX’s management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

(k) Reserve for abandonment cost of wells

The Petroleum Works Law (Reglamento de Trabajos Petroleros) provides that once a well turns out to be dry, is invaded with salt water or is abandoned due to mechanical failure, or when the well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating any cross formations in the perforation that contain oil, gas or water, to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Secretaría de Energía (Ministry of Energy) for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded based on the units of production method. All estimations are based on the useful lives of the wells, considering their present value (discounted). Salvage values are not considered, as these values commonly have not existed. These costs are initially capitalized as part of the well’s value, and amortized according to its useful life.

(l) Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events—primarily the payment of salaries and other employee payments, as well as environmental liabilities. In certain cases, such amounts are recorded at their present value.

(m) Employee benefits

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method.

The amortization periods of the unamortized items are as follows:

•	Retirement benefits:

i.	Initial transition liability and salary increases due to promotions, over a maximum of five years.

ii.	Plan amendments and actuarial gains and losses for the period, over the employees’ average remaining years of employment.

•	Termination benefits:

i.	Initial transition liability and plan amendments, over a maximum of five years.

ii.	Salary increases due to promotions, over a maximum of one year.

iii.	Actuarial gains and losses, immediate recognition.

As of December 31, 2010, the average remaining years of employment for those employees entitled to benefits in the plan was approximately 12 years. PEMEX has incorporated the effect of its labor obligations into these condensed unaudited consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities.

(n) Derivative financial instruments and hedging operations (DFIs)

As of September 30, 2011 and December 31, 2010, and in accordance with Bulletin C-10, “Derivative Financial Instruments and Hedging Operations,” (“Bulletin C-10”) derivative financial instruments (“DFIs”) recognized in the balance sheet were valued at their fair value. Changes in the fair value of DFIs held for trading purposes are recorded in the CFR. DFIs that are designated as hedges are recorded using cash flow or fair value hedge accounting, as established in Bulletin C-10.

(o) Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of liability, equity or both, are recorded at the time of issuance as a liability, equity or both, depending on their components.

Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded in the CFR. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

The periodic valuation of debt financial instruments is calculated by considering an instrument’s notional amount, its accrued interest and by amortizing the instrument’s premium or discount during each period throughout the life of an instrument.

(p) Restatement of equity, other contributions and retained earnings

Until December 31, 2007, the restatement of equity, other contributions and accumulated losses was determined by applying factors derived from the NCPI measuring accumulated inflation from the dates when the contributions were made; accumulated losses were generated to the 2007 year-end. As discussed above, since December 31, 2007, the economic environment has remained non-inflationary, as defined by FRS B-10.

(q) Cumulative currency translation effect

This represents the difference resulting from the translation of the financial statements of consolidated foreign subsidiaries into the reporting currency, if the functional currency of a foreign subsidiary is different than the recording currency (see Note 3(c)).

(r) Surplus in the restatement of equity

Until December 31, 2007, the surplus in the restatement of equity represented the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date. In 2008, the surplus in the restatement of equity was reclassified to accumulated results.

(s) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Income Tax Law (Ley del Impuesto Sobre la Renta) or the Flat Rate Business Tax, or “IETU” (Ley del Impuesto Empresarial a Tasa Única).

(t) Special Tax on Production and Services (“IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

(u) Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership are transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(v) Comprehensive result

Comprehensive result represents the sum of net loss for the period plus the currency translation effect, plus the effect of valuation of financial instruments designated as cash flow hedges and of items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions. Until December 31, 2007, comprehensive result also included the effects of inflation restatement of equity on the basis of NCPI factors (see Note 11).

(w) Comprehensive financing result (“CFR”)

The CFR includes interest income and expense, foreign exchange gains and losses, the valuation effects of financial instruments, minus any portion of the CFR that is capitalized.

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

(x) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured (see Note 13).

(y) Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying the rate of the tax on crude oil and natural gas production to the temporary differences between the book and the tax values of assets and liabilities at the date of the condensed consolidated financial statements. Deferred taxes on crude oil and natural gas production are derived mainly from customer advances, supplies and fixed assets.

(z) Accounting changes and reclassifications

The new FRS mentioned below, issued by the CINIF, became effective for fiscal years beginning on or after January 1, 2011, with the respective, prospective or retrospective application noted in each case.

a)	FRS B-5, “Segment Financial Information”—Effective on January 1, 2011, with retrospective application. The principal changes as compared to Bulletin B-5, “Segment financial information,” which it supersedes, include the following:

•

The information to be disclosed by operating segment is the information regularly used by top management and does not require segmentation into primary and secondary information or into segments identified based on products or services (economic segments), geographical areas or homogeneous customer groups. Additionally, disclosure by the entity as a whole of information on its products or services, geographical areas and principal customers and suppliers is required.

•	FRS B-5 does not require that the entity’s business areas be subject to different risks to qualify as operating segments.

•	Business areas in the pre-operating stage may be classified as operating segments.

•	FRS B-5 requires disclosing separately by segment, interest revenue and expense, as well as all other components of CFR. In specific cases, disclosure of net interest income is permissible.

•	Disclosure of the liability amounts included in the usual operating segment information normally used by top management is required.

The adoption of this new FRS had no material effects.

b)	FRS B-9, “Interim Financial Reporting”— Effective on January 1, 2011, with retrospective application. The principal changes as compared to Bulletin B-9 – “Interim financial reporting,” which it supersedes, include the following:

•

FRS B-9 requires that the interim financial information, in addition to the balance sheet and income statement, include a comparative and condensed statement of stockholders’ equity and statement of cash flows, and, for not-for-profit entities, the presentation of the statement of activities is expressly required.

•

FRS B-9 establishes that the financial information reported at the end of an interim period should be presented comparatively with the equivalent interim period of the immediately preceding year and, in the case of the balance sheet, compared also to such financial statement at the immediately preceding year-end date.

•

FRS B-9 requires that the financial information reported at the end of an interim period include statements of operations for the most recent fiscal quarter, for the period between the end of the preceding fiscal year and the end of the most recent fiscal quarter and for the corresponding periods of the preceding fiscal year.

•	New terminology is included and defined.

c)	FRS C-4, “Inventories”— Effective on January 1, 2011, with retrospective application, supersedes Bulletin C-4 and establishes new valuation, presentation and disclosure rules for initial and subsequent recognition of inventories on the balance sheet. The principal changes are as follows:

•	FRS C-4 eliminates: (a) direct costing as a valuation system and, (b) the inventory cost assignment formula referred to as Last In – First Out (LIFO).

•	Inventory cost can only be modified to equal the lower of either cost or market value, except that the net realizable value may not exceed the market value of the inventory.

•

For inventories acquired on an installment payment basis, the difference between the purchase price under normal credit conditions and the amount paid must be recognized as financial cost during the financing period.

•

Under certain circumstances, estimates of impairment losses on inventories recognized in a prior period may be deducted or charged off against the results of operations for the period in which such modifications occur.

•	Only items whose benefits and risks have already been transferred to the entity may be recognized as inventories; therefore, prepayments are not part of inventory.

The adoption of this new FRS had no material effects.

d)	FRS C-6, “Property, Plant and Equipment”—Effective on January 1, 2011, except for changes arising from segregation into the components of property, plant and equipment items having a clearly different useful life, which will be effective for fiscal years beginning on or after January 1, 2012. The accounting changes resulting from the initial application of this FRS must be prospectively recognized. The principal changes as compared to Bulletin C-6, “Property, Plant and Equipment,” which it supersedes, include the following:

•	Property, plant and equipment to develop or maintain biological and extraction industry assets are within the scope of this FRS.

•	The treatment for asset exchanges based on the economic substance is included.

•	The bases for determination of the residual value of a component are added.

•	The requirement to assign an appraised value to property, plant and equipment acquired at no cost or at an inadequate cost is eliminated.

•	Depreciation for components representative of a property, plant and equipment item is mandatory, independently of the depreciation of the rest of the item as if it were a single component.

•	Depreciation of idle components must continue, unless depreciation is determined based on the activity.

The adoption of this new FRS had no material effects.

e)	Reclassifications —PEMEX’s unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2010 have been reclassified in certain accounts related to the presentation of the statements of changes in equity and the statements of cash flows with the purpose of making them comparable with the unaudited interim condensed consolidated financial statements as of September 30, 2011.

4 FOREIGN CURRENCY EXPOSURE

As of September 30, 2011 and December 31, 2010, the unaudited interim condensed consolidated financial statements of PEMEX included monetary assets and liabilities denominated in foreign currencies as follows:

	Amounts in foreign currency (thousands)
	Assets	Liabilities	Net (liability)/asset position	Period-end exchange rate	Amounts in pesos
As of September 30, 2011:
U.S. dollars	13,294,694	(41,990,756)	(28,696,062)	13.4217	Ps.	(385,149,935)
Japanese yen	167,785	(162,133,728)	(161,965,943)	0.1754		(28,408,826)
Pounds sterling	3,167	(784,849)	(781,682)	20.9701		(16,391,950)
Euros	570,831	(4,962,874)	(4,392,043)	18.2522		(80,164,447)
Swiss franc	521,638	(1,037,993)	(516,355)	14.9562		(7,722,709)
Canadian dollars	79	(98)	(19)	13.0739		(248)

Total liability position, before foreign currency hedging					Ps.	(517,838,115)

	Amounts in foreign currency (thousands)
	Assets	Liabilities	Net (liability)/asset position	Period-end exchange rate	Amounts in pesos
As of December 31, 2010:
U.S. dollars	14,175,680	(39,156,937)	(24,981,257)	12.3571	Ps. (308,695,891)
Japanese yen	—	(190,574,762)	(190,574,762)	0.1526	(29,081,709)
Pounds sterling	3,380	(769,079)	(765,699)	19.3463	(14,813,443)
Euros	38,819	(3,721,879)	(3,683,060)	16.5733	(61,040,458)
Swiss franc	506,316	(1,008,516)	(502,200)	13.2757	(6,667,057)
Canadian dollars	79	(5,597)	(5,518)	12.4354	(68,619)

Total liability position, before foreign currency hedging					Ps. (420,367,177)

5 CASH AND CASH EQUIVALENTS:

As of September 30, 2011 and December 31, 2010, cash and cash equivalents were as follows:

	As of September 30, 2011	As of December 31, 2010
Cash on hand and in banks	Ps. 70,383,370	Ps. 110,579,933
Restricted cash and cash equivalents(1)	2,542,086	2,286,227
Marketable securities	55,371,903	20,720,919

Total	Ps. 128,297,359	Ps. 133,587,079

(1)	In 2004, Petróleos Mexicanos entered into an agency agreement establishing the Funds for Specific Purposes—Trade Commission (the “Trade Commission Funds”) with Banco Santander, S.A. as agent in order to manage certain funds transferred by the Mexican Government to Petróleos Mexicanos and the Subsidiary Entities in accordance with the Ley de Ingresos de la Federación (Federal Revenues Law). These funds, which may be utilized only for infrastructure works related to exploration, refining, gas and petrochemicals, increase the equity of Petróleos Mexicanos and the Subsidiary Entities. Pursuant to new FRS C-1, effective in 2010, restricted cash and cash equivalents, which consists of the Trade Commission Funds, is now presented under the line item Cash and cash equivalents on PEMEX’s balance sheet (see Note 3(d)).

6 ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of September 30, 2011 and December 31, 2010, accounts, notes receivable and other receivables were as follows:

	As of September 30, 2011	As of December 31, 2010
Domestic customers	Ps. 57,533,977	Ps. 35,412,605
Export customers	53,274,240	39,398,026
Negative IEPS Tax pending to be credited	13,868,612	11,067,253
Employees and officers	4,565,361	4,525,102
Tax credits	3,008,570	5,518,324
Sundry debtors	16,354,588	15,202,962
Derivative financial instruments	15,305,779	20,917,211
Other accounts receivable	8,389,935	11,319,964
Less allowance for doubtful accounts	2,237,752	1,556,853

Total	Ps. 170,063,310	Ps. 141,804,594

7 INVENTORIES:

As of September 30, 2011 and December 31, 2010, inventories were as follows:

	As of September 30, 2011		As of December 31, 2010
Crude oil, refined products, derivatives and petrochemical products	Ps.	39,473,082	Ps.	32,738,370
Materials and supplies in stock		5,022,271		5,862,570
Materials and products in transit		189,972		220,479
Less allowance for slow-moving and obsolete inventory		812,140		783,859

Total	Ps.	43,873,185	Ps.	38,037,560

8 INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDARIES, AFFILIATES, AND OTHERS:

On August 29, 2011, Petróleos Mexicanos, together with PMI HBV, entered into a shareholder voting agreement with Sacyr Vallehermoso, S.A., the largest shareholder of Repsol YPF, S.A. (“Repsol”). During the period of August 29 to September 2, 2011, PMI HBV, pursuant to its obligations under this shareholder voting agreement, acquired a total of 56,377,090 shares of Repsol which, together with 827,150 shares bought on July 13, 2011, represents 4.69% of the share capital of Repsol and increases PEMEX’s overall voting and economic rights in Repsol to 9.492%. The cost of the 57,204,240 shares PEMEX acquired in the third quarter of 2011 was €1,141,792.

The main effects of this transaction were in the line items “Investments in shares of non-consolidated subsidiaries, affiliates and others” of €1,145,650, and in “Current portion of long-term debt” of €802,125 in order to finance the acquisition (see Note 10).

9 WELLS, PIPELINES, PROPERTY, PLANT AND EQUIPMENT

As of September 30, 2011 and December 31, 2010, the components of wells, pipelines, property, plant and equipment were as follows:

	As of September 30, 2011		As of December 31, 2010
Plants	Ps.	468,297,480	Ps.	444,200,140
Drilling equipment		25,469,500		25,898,978
Pipelines		324,777,177		317,133,853
Wells		837,448,044		777,424,205
Buildings		58,786,696		57,466,793
Offshore platforms		214,133,199		205,535,391
Furniture and equipment		45,740,063		41,488,695
Transportation equipment		13,693,200		18,493,198

		1,988,345,359		1,887,641,253

Less:
Accumulated depreciation and amortization		1,055,872,136		997,414,572

Net value		932,473,223		890,226,681
Land		41,484,917		41,241,296
Construction in progress		113,538,049		128,813,942
Fixed assets to be disposed of		1,326,974		1,105,982

Total	Ps.	1,088,823,163	Ps.	1,061,387,901

The combined depreciation of fixed assets and amortization of wells recognized in cost and operating expenses for the nine month periods ended September 30, 2011 and 2010 was Ps. 70,934,447 and Ps. 70,422,253, respectively.

10 DEBT

In the period from January 1 to September 30, 2011, the significant financing activities of Petróleos Mexicanos were as follows:

•	Petróleos Mexicanos obtained U.S. $81,805.4 in nominal terms in loans made or guaranteed by various international export credit agencies for use in financing PEMEX’s projects.

•	On February 24, 2011, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000 at a floating rate. The loan matured in September 2011.

•

On March 15, 2011, Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000 of publicly traded notes at a floating rate and with a maturity of March 2016. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 Notes Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On May 11, 2011, PMI NASA entered into a credit line in the amount of U.S. $39,000 with an interest rate of 5.28%, which matures in May 2021.

•	On June 2, 2011, Petróleos Mexicanos issued U.S. $1,250,000 of its 6.500% Bonds due 2041. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C.

•

On June 15, 2011, PMI Trading and PMI HBV entered into a new syndicated revolving credit line in the amount of U.S. $1,000,000 with international banks and Credit Agricole CIB, as administrative agent. From June 15, 2011 to September 30, 2011, PMI HBV borrowed an aggregate amount of U.S. $2,905,000 and repaid an aggregate amount of U.S. $1,905,000 under this revolving credit line. As of September 30, 2011, the amount outstanding under this facility was U.S. $1,000,000.

•

On July 26, 2011, Petróleos Mexicanos issued U.S. $1,000,000 of its 5.50% Notes due 2021. The issuance was a reopening, and the notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C.

•	On September 1, 2011 PMI HBV entered into a syndicated credit facility in the amount of €799,300 with an interest rate of 5.37%, which matures in August 2014 (see Note 8).

•	On September 9, 2011, PMI HBV entered into a credit line in the amount of Ps. 50,000 with an interest rate of 4.91%, which matured on November 8, 2011.

•

During the first nine months of 2011, PMI Trading borrowed and repaid an aggregate amount of U.S. $2,689,000 under its U.S. $500,000 syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. The objective of this U.S. $500,000 credit line is to finance the trading activities of PMI Trading. As of September 30, 2011, there were no amounts outstanding under this facility.

11 COMPREHENSIVE LOSS

The comprehensive loss as of and for the nine month periods ended September 30, 2011 and 2010 is as follows:

	Nine months ended September 30,
	2011		2010
Net loss for the nine-month period ended	Ps.	(67,657,572)	Ps.	(21,420,187)
Derivative financial instruments		340,437		(205,246)
Conversion effect		3,622,655		(1,476,147)

Comprehensive loss as of the end of the period	Ps.	(63,694,480)	Ps.	(23,101,580)

12 COMMITMENTS

(a)	PEMEX, through Pemex-Exploration and Production, is party to an evergreen contract to sell to PMI CIM crude oil intended for sale in the international market. Pursuant to this contract, PEMEX is required to sell to PMI CIM the volumes of crude oil that the latter needs to meet its commitments to its clients. The relative sale prices are fixed in accordance with those prevailing in the international market at the time of sale. PMI CIM’s hydrocarbons sales commitments to its clients are backed by PEMEX.

PMI has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

(b)	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex and extending the original contract until 2027. As of September 30, 2011 and December 31, 2010, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 13,769,779 and Ps. 14,626,447, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen production plant under the terms of the contract.

The estimated future payments under these contracts are as follows:

2011 remaining quarter	Ps.	318,020
2012		1,961,895
2013		1,412,603
2014		1,431,746
2015		1,453,017
Over 5 years		7,192,498

Total	Ps.	13,769,779

(c)	During 2008, PEMEX entered into a nitrogen supply contract for pressure maintenance at the Jujo-Tecominoacán complex in the Southern Region. The term of this contract runs until 2017.

As of September 30, 2011 the value of the nitrogen to be supplied during the remaining term of the contract was approximately Ps. 1,307,582. In the event of early termination of this contract, PEMEX would only be required to pay for services received and for certain unrecoverable expenses of the counterparty under the terms of the contract.

The estimated future payments under this contract as of September 30, 2011 are as follows:

2011 remaining quarters	Ps.	139,031
2012		559,905
2013		122,329
2014		122,329
2015		122,329
2016 to 2017		241,659

Total	Ps.	1,307,582

(d)	PEMEX has entered into Financed Public Work Contracts (“FPWCs”) with contract terms of various lengths, up to 2024, for a total contracted amount as of September 30, 2011 of U.S. $4,882,598.

13 CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as described in this note, there are no pending lawsuits to which PEMEX is a party in which it anticipates a significant contrary decision, and for which it has accrued related reserves.

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of September 30, 2011 and December 31, 2010 the reserve for environmental remediation expenses totaled Ps. 5,439,825 and Ps. 5,297,933, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the balance sheet.

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The result of these proceedings is uncertain as of this date. As of September 30, 2011, PEMEX had accrued a reserve of Ps. 8,798,275 for these contingent liabilities. The status of the principal lawsuits as of September 30, 2011 in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. From August 16 to 26, 2010 the hearing to determine the amounts due to each party was held. On October 18, 2010 the Court’s experts filed a report and on November 3, 2010, the parties filed their observations to that report. On November 8 and November 9, 2010, the parties cross-examined the Court’s experts with respect to such report. On February 15, 2011, the parties filed their final pleadings. On March 15, 2011, the parties filed their expenses report before the ICA. As of the date of this report, a final determination of the amounts due to each party is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. (“USISA”) filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393,000 for, among other things, work performed and not paid for under a pipeline construction agreement, as well as damages and expenses related to the claim. A final judgment was issued against Pemex-Refining. Pemex-Refining and USISA both filed amparos (No. 204/2009 and No. 205/2009) against the resolution. Both amparos were joined (No. D. C. 03/2010 and No. D.C. 04/2010) in the Décimo Tribunal Colegiado en Materia Civil (Tenth Joint Civil Court). On May 26, 2010, a resolution was issued against Pemex-Refining’s amparo and in favor of the plaintiff, ordering that the grievances filed by the plaintiff be analyzed. On July 13, 2010, the Second Unit Civil and Administrative Court of the First Circuit in the Federal District issued a judgment ordering Pemex-Refining to pay Ps. 83,301 plus the plaintiff’s financial expenses. On August 30, 2010, Pemex-Refining and USISA filed amparos before the Tenth Joint Civil Court (No. 525/2010 and No. 532/2010). On January 12, 2011, both amparos were denied. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. However, as of the date of this report, the related financial and unrecoverable costs are pending payment because as of the date of this report, the plaintiff has not submitted the appropriate motion.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor plus interest and expenses related to the claim, as well as all amounts deemed fair and appropriate by the court. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355,564 plus interest (such amount already having been reduced by the amount owed to Pemex-Exploration and Production by COMMISA). On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the ruling be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395,009 in an account of the Court, equivalent to 111% of the amount of the judgment, to guarantee its compliance with the judgment. Such amount was deposited by Pemex-Exploration and Production in the Court’s account on December 30, 2010, eliminating the risk of any attachment of assets ordered against Pemex-Exploration and Production in the United States. On March 29, 2011, Pemex-Exploration and Production filed an appeal, and COMMISA filed a response on June 3, 2011. Previously, Pemex-Exploration and Production had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void. This request was denied on June 24, 2010. On October 27, 2010, an amparo against this resolution was also denied. On November 18, 2010, Pemex-Exploration and Production filed a motion to review this resolution, which was granted on August 25, 2011. The Joint Court ordered that a new resolution be issued declaring the arbitration award null and void. Based on this resolution, Pemex-Exploration and Production filed a motion before the U.S. District Court and the Second Circuit Court of Appeals requesting that the judgment against Pemex-Exploration and Production be declared void and that the COMMISA request for enforcement be rejected. As of the date of this report, a resolution is still pending.

On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. On June 16, 2010, Pemex-Exploration and Production filed a complaint asserting that the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating that this type of gas is a hydrocarbon and, therefore, pursuant to the Political Constitution of the United Mexican States, it can only be exploited by Petróleos Mexicanos and the subsidiary entities. The complaint was denied. A constitutional hearing will be held on December 6, 2011.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Décimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995,877, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment. The plaintiff filed a motion to have the appeal of Petróleos Mexicanos rejected, on the basis that the Judge had only agreed to hear the appeal of Pemex-Refining and had omitted the appeal of Petróleos Mexicanos. This motion was rejected, and Petróleos Mexicanos’ right to appeal was affirmed. On June 14, 2011, the Primer Tribunal Unitario del Décimo Circuito (First Unit Court of the Tenth Circuit) overturned the judgment issued by the Fourteenth District Court, stating that the claim should not have been brought in civil court, and ordered the plaintiff to pay expenses related to this claim. The court dismissed this claim without prejudice, thereby allowing the plaintiff to bring an action in the appropriate court. On July 4, 2011, the plaintiff filed an amparo before the First Unit Court of the Tenth Circuit against this resolution. The defendants also filed an amparo against this resolution. As of this date, a final resolution is still pending.

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court), challenging the assessment and seeking to submit expert evidence to the Court in favor of its position. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Exploration and Production. On August 30, 2011, Pemex-Exploration and Production filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Exploration and Production accepted his designation. As of this date, a final resolution is still pending.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment and seeking to submit expert evidence to the Court in favor of its position. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Refining. On August 30, 2011 Pemex-Refining filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Refining accepted his designation. As of this date, a final resolution is still pending.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction. In addition, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an interlocutory appeal claiming that, while they had submitted to the jurisdiction of the Federal Courts in Mexico City under a related right of access agreement, the Seventh District Court lacked territorial jurisdiction to hear this claim. The Seventh District Court provisionally suspended the main claim while it considered this interlocutory appeal. Pursuant to an interlocutory resolution dated September 3, 2010, the Court denied this motion. The defendants filed an appeal against this resolution before the Tercer Tribunal Unitario del Décimo Noveno Circuito (Third Unit Court of the Nineteenth Circuit), which was granted in part, of which Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were notified on November 30, 2010 (No. 13/2010). Both parties filed amparos against this resolution in the Segundo Tribunal Unitario (Second Unit Court) in Matamoros, Tamaulipas, and on May 6, 2011, the Second Unit Court affirmed the ruling of the Seventh District Court. On May 26, 2011, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a final amparo appealing the Second Unit Court’s ruling, which was admitted. On May 27, 2011, the provisional suspension under this amparo was denied and, therefore, on the same day, the Seventh District Court lifted the suspension of the main claim, which proceeded to the evidentiary stage. Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an amparo against this ruling and on June 21, 2011 a constitutional hearing was held. A provisional suspension of the primary claim was granted to Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals. As of this date, a final resolution is still pending.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco, (No. 227/2010). Pemex-Exploration and Production was notified of this claim on March 14, 2011. The plaintiffs are seeking, among other things, the termination of a public works contract and damages totaling U.S. $193,713, due to non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage. On September 13, 2011, the Segundo Tribunal Unitario del Décimo Circuito (Second Unit Court of the Tenth Circuit) admitted an appeal filed by the plaintiff against the Third District Court’s resolution rejecting evidence previously filed by the plaintiff. A final resolution is still pending.

On July 8, 2011, La Compañía Petrolera La Norma, S.A. filed an administrative claim against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México del Tribunal Federal de Justicia Fiscal y Administrativa (Hidalgo-México Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico, seeking to have the cancellation of its alleged petroleum concession declared null and void, and seeking indemnification of approximately Ps. 1,552,730. On September 9, 2011, the claim was admitted (No. 4334/11-11-02-6). As of this date, Pemex-Exploration and Production has not filed a response to this claim.

On July 5, 2011, Pemex-Exploration and Production was summoned before the Juzgado Décimosegundo de Distrito en Materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. In response to this claim, Pemex-Exploration and Production filed a motion stating that the court lacked jurisdiction. This motion was denied. Pemex-Exploration and Production filed an appeal against this resolution before the Tercer Tribunal Unitario en Materias Civil y Administrativa (Third Unit Civil and Administrative Court). A final resolution is still pending.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles and distributes automotive and industrial oils and lubricants. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•

On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently 1085/2009 before the Juzgado Tercero de Distrito en Materia Administrativa (Third Administrative District Court)) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the “Mexlub” trademark and seeking to be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations. On May 11, 2011, the amparo filed by Impulsora and an amparo filed by Bardahl were both denied. Pemex-Refining was ordered to explain why it denied Bardahl the ability to sell its products in the service stations franchised by Pemex-Refining. On June 8, 2011, Pemex-Refining filed a motion for review of this resolution, which was admitted by the Court on June 16, 2011. As of this date, a final resolution is still pending.

•

On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting. As of the date of this report, compliance with this final resolution is still pending.

•

On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Federal Attorney General’s Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. The investigation is still underway. On July 17, 2009, Pemex-Refining filed an accounting report stating that certain officers of Mexicana de Lubricantes had collected Ps. 25,828 in wages and salaries without the prior authorization of the board of directors of Mexicana de Lubricantes. In addition, Pemex-Refining claimed that it had suffered Ps. 360,942 in damages as a result of alleged fraud committed by the board of directors. On March 4, 2011, the experts of the Federal Attorney General’s Office and the experts appointed by Pemex-Refining determined that Pemex-Refining was entitled to Ps. 12,087 for unauthorized wages and salaries and Ps. 169,101 for damages, corresponding to the 46.85% of shares of Mexicana de Lubricantes held by Pemex-Refining. As of this date, a final resolution is still pending.

•

On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic oils supply contract; and (iii) a contract for the manufacture of oils and lubricants for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (First Unit Civil and Administrative Court of the First Circuit). The First Unit Civil and Administrative Court of the First Circuit issued a resolution in favor of Pemex-Refining. Mexicana de Lubricantes filed an amparo against this resolution (No. 667/2010) before the Noveno Tribunal Colegiado en Materia Civil del Primer Circuito (Ninth Civil Joint Court of the First Circuit), which was granted. In connection with that ruling, on February 16, 2011, the Ninth Civil Joint Court of the First Circuit overturned the original judgment against Mexicana de Lubricantes. Both Pemex-Refining and Mexicana de Lubricantes filed amparos (No. D.C. 200/2011 and No. D.C. 201/2011). Mexicana de Lubricantes’ amparo was granted, and the Court issued a new resolution in its favor. In response, in March 2011, Pemex-Refining filed an amparo which was denied by the Ninth Civil Joint Court of the First Circuit on June 30, 2011. On July 11, 2011, the First Unit Civil and Administrative Court of the First Circuit issued a resolution against Pemex-Refining. On July 29, 2011, Pemex-Refining filed an amparo against this resolution, which was admitted (No. 518/2011) by the Ninth Civil Joint Court of the First Circuit. As of the date of this report, a final resolution is still pending.

•

On November 3, 1997, the Comisión Federal de Competencia (Federal Competition Commission) initiated an investigation into Pemex-Refining’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell oils and lubricants bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution (No. IO-62-97) prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to an objection filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardahl in a related amparo (No. 373/2006), which is currently joined with amparo (No. 1519/2005), as well as the objection filed by Impulsora mentioned above. On October 20, 2009, Pemex-Refining filed an amparo (No. 1691/2009) and a provisional suspension was granted. A hearing was held on November 25, 2010, and on February 17, 2011, Pemex-Refining’s amparo was granted and a definitive suspension was issued, thereby requiring the Federal Competition Commission to issue a new resolution based on the existing evidence. The Federal Competition Commission filed a motion (No. 180/2011) to review this ruling before the Décimo Primer Tribunal Colegiado en Materia Administrativa (Eleventh Joint Administrative Court), and on September 27, 2011, the Court confirmed the previous resolution and granted an amparo in favor of Pemex-Refining. As of the date of this report, a final resolution is still pending.

•

On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes dated January 19, 1993 and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl’s products in the service stations franchised by Pemex-Refining, as well as related damages. The independent expert determined that Bardahl’s damages totaled Ps. 6,210,692. On June 20, 2011, the Court ordered that the case move to the pleadings stage. On June 30, 2011, Pemex- Refining filed an appeal against this resolution before the court and requested that an experts meeting be held, in order to allow the parties an opportunity to question the experts’ conclusions. As of this date, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

14 BUSINESS SEGMENT INFORMATION

PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas, as well as the processing and distribution of refined and petrochemical products. Information about PEMEX’s principal business segments is as follows:

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment eliminations		Consolidated balance

As of September 30, 2011 and for the nine-month period then ended
Trade sales	Ps.	—	Ps.	458,966,593	Ps.	95,878,685	Ps.	22,021,162	Ps.	557,199,896	Ps.	—	Ps.	1,134,066,336
Intersegment sales		914,066,291		53,806,444		58,408,443		10,826,210		337,598,211		(1,374,705,599)		—
Services income		—		2,736,007		—		—		2,059,339		(715,586)		4,079,760
Sales cost		181,331,358		681,699,852		146,820,616		34,238,744		854,622,484		(1,340,562,207)		558,150,847
Gross income (loss)		732,734,933		(166,190,808)		7,466,512		(1,391,372)		42,234,962		(34,858,978)		579,995,249
General expenses		22,149,169		35,968,501		8,323,597		7,792,383		34,654,571		(35,077,575)		73,810,646
Other revenues net		(3,395,456)		121,946,056		464,984		299,435		231,174		(104,373)		119,441,820
Operating income (loss)		710,585,764		(202,159,309)		(857,085)		(9,183,755)		7,580,391		218,597		506,184,603
Interest loss		(32,790,454)		(13,021,809)		(4,997,157)		(594,806)		(61,432,782)		72,446,518		(40,390,490)
Interest gain		16,634,654		318,635		7,680,995		12,121		66,048,660		(72,560,270)		18,134,795
Exchange gain (loss)		(31,248,850)		(3,418,046)		(90,740)		1,104		(4,781,335)		—		(39,537,867)
Depreciation and amortization		60,410,999		6,724,568		2,461,268		888,801		448,811		—		70,934,447
Cost of employee benefits		29,215,167		27,801,512		6,374,521		7,383,125		15,783,533		—		86,557,858
Taxes and duties		626,861,503		—		1,034,723		8,654		4,631,041		—		632,535,921
Net income (loss)		32,908,155		(96,334,474)		1,166,273		(9,474,555)		(62,099,934)		66,176,963		(67,657,572)
Total assets.		1,634,401,349		599,568,744		145,610,397		109,553,736		1,960,400,654		(2,977,440,127)		1,472,094,753
Current assets		819,418,693		390,618,894		102,828,755		90,207,353		1,003,127,923		(2,063,967,764)		342,233,854
Investments in shares and securities		737,219		157,094		1,440,415		—		353,363,042		(323,357,838)		32,339,932
Fixed assets		811,208,743		208,321,726		41,224,764		18,543,567		9,524,363		—		1,088,823,163
Acquisitions of fixed assets		88,590,000		13,620,700		1,384,500		1,793,400		214,000		—		105,602,600
Current liabilities		449,598,767		428,684,889		25,443,355		23,348,462		1,376,077,807		(2,054,399,733)		248,753,547
Reserve for employee benefits		247,838,834		243,607,386		60,158,824		66,851,587		99,652,171		—		718,108,802
Total liabilities		1,317,652,943		710,077,105		93,916,979		90,923,477		2,091,411,682		(2,654,549,863)		1,649,432,323
Equity		316,748,406		(110,508,361)		51,693,418		18,630,259		(131,011,028)		(322,890,264)		(177,337,570)

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment eliminations		Consolidated balance

As of September 30, 2010 and for the nine-month period then ended
Trade sales	Ps.	—	Ps.	394,386,090	Ps.	94,803,077	Ps.	18,516,391	Ps.	427,116,068	Ps.	—	Ps.	934,821,626
Intersegment sales		727,628,129		52,088,116		56,886,306		12,722,854		249,630,209		(1,098,955,614)		—
Services income		—		2,697,887		—		—		2,215,115		(717,743)		4,195,259
Sales cost		170,783,276		527,795,839		142,145,179		35,011,952		641,132,046		(1,066,240,628)		450,627,664
Gross income (loss)		556,844,853		(78,623,746)		9,544,204		(3,772,706)		37,829,344		(33,432,728)		488,389,221
Operating income (loss)		532,117,189		(114,450,630)		1,220,536		(11,557,566)		6,475,618		(294,892)		413,510,255
Other revenues net		(1,664,648)		58,399,557		1,091,744		(214,917)		915,624		291,697		58,819,057
Net income (loss)		33,158,481		(66,992,403)		3,242,357		(12,397,876)		(17,639,380)		39,208,634		(21,420,187)
Interest loss		(38,629,957)		(10,218,687)		(4,749,211)		(365,287)		(80,873,517)		73,510,753		(61,325,906)
Interest gain		6,730,804		539,406		6,527,625		19,520		95,533,527		(73,514,039)		35,836,843
Exchange gain (loss)		11,588,860		1,540,163		228,362		(62,884)		2,570,534		—		15,865,035
Depreciation and amortization		59,796,033		6,642,309		2,650,158		855,273		478,480		—		70,422,253
Cost of employee benefits		29,711,862		30,024,500		6,101,508		8,260,597		14,140,041		—		88,238,508
Taxes and duties		477,080,584		2,802,212		1,076,700		216,742		3,318,385		—		484,494,623
Total assets.		1,513,467,000		534,552,592		142,279,537		89,568,990		1,811,071,782		(2,703,089,661)		1,387,850,240
Current assets		746,904,032		341,238,365		98,704,277		71,094,191		916,917,391		(1,833,634,974)		341,223,282
Investments in shares and securities		706,850		157,094		1,819,988		—		350,942,421		(343,347,712)		10,278,641
Fixed assets		763,046,433		192,478,188		41,372,774		17,318,818		9,187,677		—		1,023,403,890
Acquisitions of fixed assets		119,654,500		12,777,000		1,684,500		1,176,900		259,100		—		135,552,000
Current liabilities		452,507,420		326,143,447		29,428,227		16,452,186		1,235,471,555		(1,822,124,554)		237,878,281
Reserve for employee benefits		220,401,968		217,667,292		54,175,843		60,159,946		87,319,277		—		639,724,326
Total liabilities		1,221,668,370		581,185,980		92,255,677		77,351,904		1,863,673,889		(2,359,738,076)		1,476,397,744
Equity		291,798,630		(46,633,388)		50,023,860		12,217,086		(52,602,107)		(343,351,585)		(88,547,504)

15 SUBSEQUENT EVENTS

On November 14, 2011, the exchange rate was 13.4165 pesos per dollar, which represents a 2.77% appreciation in dollar terms as compared to the September 30, 2011 exchange rate which was 13.7994 pesos.

On November 14, 2011, the price of PEMEX’s crude oil mix was U.S. $108.86 per barrel, an increase of 15.97% as compared to the price as of September 30, 2011, of U.S. $93.87 per barrel.

On October 2, 2011, Petróleos Mexicanos issued, in the domestic Mexican market, approximately Ps. 10,000,000 of certificados bursátiles (publicly traded notes) in two tranches: one at a variable rate for Ps. 7,000,000, which matures in 2017, and the second at a variable rate for Ps. 2,999,999, which matures in 2021. The notes were issued under Petróleos Mexicanos’ Ps. 200,000,000 Notes Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On October 18, 2011, Petróleos Mexicanos issued U.S. $1,250,000 of its 6.500% Bonds due 2041. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ ARTURO DELPECH DEL ÁNGEL
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: November 29, 2011

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.